As filed with the Securities and Exchange Commission on April 23, 1997
                                                Registration No. 333-24963


--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 PRE-EFFECTIVE
                                AMENDMENT NO. 1
                                       TO

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------
                         Regions Financial Corporation
             (Exact Name of Registrant as Specified in its Charter)
                             ----------------------


           Delaware                                      6711                                   63-0589368
  (State or Other Jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
  Incorporation or Organization)             Classification Code Number)                    Identification No.)



                             417 North 20th Street
                             Birmingham, AL  35203
                                 (205) 326-7100
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ----------------------
                            Samuel E. Upchurch, Jr.
                    General Counsel and Corporate Secretary
                             417 North 20th Street
                              Birmingham, AL 35203
                                 (205) 326-7860
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                             ----------------------
                                   Copies to:

       CHARLES C. PINCKNEY              FRANK M. CONNER III                 CATHY E. CHESSIN
   LANGE, SIMPSON, ROBINSON &              ALSTON & BIRD           GORDON, ARATA, McCOLLAM & DUPLANTIS, L.L.P.
           SOMERVILLE               601 PENNSYLVANIA AVENUE, N.W.          201 ST. CHARLES AVENUE
417 NORTH 20TH STREET, SUITE 1700    NORTH BUILDING, SUITE 250                40TH FLOOR
       BIRMINGHAM, AL 35203             WASHINGTON, D.C. 20004         NEW ORLEANS, LOUISIANA  70170
         (205) 250-5000                   (202) 508-3303                      (504) 569-1651

                              --------------------
     Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.
     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                              --------------------




     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.
--------------------------------------------------------------------------------

                         REGIONS FINANCIAL CORPORATION

                             CROSS-REFERENCE SHEET






                                                                       CAPTION OR LOCATION IN
                         FORM S-4 ITEM                               PROXY STATEMENT/PROSPECTUS
----------------------------------------------------------   ------------------------------------------
 1. Forepart of registration statement and outside front
    cover page of prospectus..............................   Outside Front Cover of Proxy
                                                             Statement/Prospectus; Facing Page of
                                                             Registration Statement; Cross-Reference Sheet.
 2. Inside front and outside back cover of prospectus.....   Available Information; Documents
                                                             Incorporated by Reference; Table of
                                                             Contents.
 3. Risk factors, ratio of earnings to fixed charges and
    other information.....................................   Summary; Comparative Market Prices and Dividends.
 4. Terms of the transaction..............................   Summary; Description of the Transaction;
                                                             Effect of the Merger on Rights of
                                                             Stockholders; Description of Regions
                                                             Common Stock.
 5. Pro forma financial information.......................   Summary.
 6. Material contacts with the company being acquired.....   Summary; Description of the Transaction.
 7. Additional information required for re-offering by
    persons and parties deemed to be underwriters.........   Not applicable.
 8. Interest of named experts and counsel.................   Opinions.
 9. Disclosure of Commission position on indemnification
    for Securities Act liabilities........................   Not Applicable (See Part II, Item 20).
10. Information with respect to S-3 registrants...........   Documents Incorporated by Reference;
                                                             Summary; Business of Regions.
11. Incorporation of certain information by reference.....   Documents Incorporated by Reference.
12. Information with respect to S-2 or S-3 registrants....   Not Applicable.
13. Incorporation of certain information by reference.....   Not Applicable.
14. Information with respect to registrants other than S-2
    or S-3 registrants....................................   Not Applicable.
15. Information with respect to S-3 companies.............   Business of NIB; Voting Securities and
                                                             Principal Stockholders of NIB; Documents Incorporated
                                                             by Reference.
16. Information with respect to S-2 or S-3 companies......   Not Applicable.
17. Information with respect to companies other than S-2
    or S-3 companies......................................   Not Applicable.
18. Information if proxies, consents, or authorizations
    are to be solicited...................................   Documents Incorporated by Reference;  Summary;
                                                             The Special Meeting; Description of the Transaction;
                                                             Description of Regions Common Stock.
19. Information if proxies, consents, or authorizations
    are not to be solicited or in an exchange offer.......   Not Applicable.

Dear New Iberia Bancorp Stockholder:


     You are cordially invited to attend the Special Meeting of Stockholders of The New Iberia Bancorp, Inc. ("NIB") to be held at NIB's main office, 800 South Lewis Street, New Iberia, Louisiana, 70560, on May 28, 1997, at 10:00 a.m., local time, notice of which is enclosed.


     At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger (the "Agreement"), entered into with Regions Financial Corporation ("Regions") pursuant to which NIB will merge (the "Merger") with and into Regions, and The New Iberia Bank (the "Bank"), a wholly owned subsidiary of NIB, will become a wholly owned subsidiary of Regions. Upon consummation of the Merger, each share of NIB common stock issued and outstanding (except for certain shares held by NIB or Regions and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into .36 of a share of Regions common stock, subject to possible adjustment.

     The accompanying Proxy Statement/Prospectus includes a description of the proposed Merger and provides other specific information concerning the Special Meeting. Please read these materials carefully.

     The Agreement has been approved unanimously by your Board of Directors and is recommended by the Board to you for approval. Each member of the Board of Directors of NIB has agreed to vote those NIB shares over which such member has voting authority (other than in a fiduciary capacity) in favor of the Agreement. Consummation of the Merger is subject to certain conditions, including approval of the Agreement by NIB stockholders and approval of the Merger by various regulatory agencies.

     Stockholders of NIB who perfect their dissenters' rights of appraisal prior to the proposed Merger and comply with applicable law will be entitled to receive the fair value of their NIB shares in cash, as provided by applicable law, if the merger is effected upon approval by less than 80% of the total voting power of NIB.

     It is important to understand that approval of the Agreement requires the affirmative vote of at least two-thirds of the outstanding common stock of NIB, not just two-thirds of the votes cast.

     Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with Regions is a significant step for NIB, and your vote on this matter is of great importance. On behalf of the Board of Directors, I urge you to vote for approval of the Merger by marking the enclosed proxy card "FOR" Item One.

                                          Sincerely,



                                          Ernest Freyou
                                          President and Chief Executive Officer

                          THE NEW IBERIA BANCORP, INC.
              800 SOUTH LEWIS STREET, NEW IBERIA, LOUISIANA, 70560
                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                         TO BE HELD May 28, 1997




     Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of The New Iberia Bancorp, Inc. ("NIB"), a bank holding company, will be held at NIB's main office, 800 South Lewis Street, New Iberia, Louisiana, 70560, on May 28, 1997, at 10:00 a.m., local time, for the following purposes:


     1. Merger. To consider and vote on the Agreement and Plan of Merger, dated as of February 13, 1997, (the "Agreement"), by and between NIB and Regions Financial Corporation ("Regions") pursuant to which (i) Regions will acquire all of the issued and outstanding common stock of NIB through the merger of NIB with and into Regions (the "Merger"), (ii) each share of NIB common stock (except for certain shares held by NIB or Regions and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into .36 of a share of Regions common stock, subject to possible adjustment, and (iii) each NIB stockholder will receive cash in lieu of any remaining fractional share interest, all as described more fully in the accompanying Proxy Statement/Prospectus; and

     2. Other Business. To transact such other business as may properly come before the Special Meeting, including adjourning the Special Meeting to permit, if necessary, further solicitation of proxies.


     Only stockholders of record at the close of business on April 25, 1997, are entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof.


     Stockholders of NIB have a right to dissent from the Merger and obtain payment of the fair value of their shares in cash by complying with the applicable provisions of applicable law, which are attached to the accompanying Proxy Statement/Prospectus as Appendix C. DISSENTING STOCKHOLDERS WHO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF THE BUSINESS CORPORATION LAW OF LOUISIANA WILL BE ENTITLED TO RECEIVE PAYMENT OF THE FAIR CASH VALUE OF THEIR SHARES IF THE MERGER IS EFFECTED UPON APPROVAL BY LESS THAN 80% OF THE CORPORATION'S TOTAL VOTING POWER.

     The Board of Directors of NIB unanimously recommends that holders of NIB common stock vote to approve the proposals listed above.

     We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the Special Meeting in person. The proxy may be revoked by the person executing the proxy by filing with the Secretary of NIB an instrument of revocation or a duly executed proxy bearing a later date or by electing to vote in person at the Special Meeting.

                                           By Order of the Board of Directors



                                           Robert F. Eppley
                                           Corporate Secretary


April 24, 1997

   THE NEW IBERIA BANCORP, INC.              REGIONS FINANCIAL CORPORATION
         PROXY STATEMENT                               PROSPECTUS
FOR SPECIAL MEETING OF STOCKHOLDERS                   COMMON STOCK

    TO BE HELD MAY 28, 1997                         (PAR VALUE $.625)

                                                   UP TO APPROXIMATELY
                                                    1,260,000 SHARES


     This Prospectus of Regions Financial Corporation, a regional bank holding company organized and existing under the laws of the state of Delaware ("Regions"), relates to the shares of its common stock, par value $.625 per share ("Regions Common Stock"), which are issuable to the stockholders of The New Iberia Bancorp, Inc., a bank holding company organized and existing under the laws of the state of Louisiana ("NIB") upon consummation of the proposed merger (the "Merger") described herein, by which NIB will merge with and into Regions pursuant to the terms of an Agreement and Plan of Merger, dated as of February 13, 1997 (the "Agreement"), by and between Regions and NIB.

     On the effective date of the Merger (the "Effective Date"), except as otherwise described herein, (i) NIB will merge with and into Regions, (ii) each outstanding share of the no par value common stock of NIB ("NIB Common Stock") will be converted into .36 of a share of Regions Common Stock, subject to possible adjustment (the "Exchange Ratio"), and (iii) each holder of NIB Common Stock will receive cash in lieu of any remaining fractional share interest. A copy of the Agreement is attached to this Proxy Statement/Prospectus as Appendix A.

     As a result of the Merger, the separate existence of NIB will cease, and The New Iberia Bank, a wholly owned subsidiary of NIB (the "Bank"), will become a wholly owned subsidiary of Regions until combined with Regions Bank of Louisiana, the banking subsidiary of Regions operating in Louisiana. For a further description of the terms of the Merger, see "Description of the Transaction."

     The Exchange Ratio is subject to an upward adjustment under certain circumstances if the average of the closing prices of Regions Common Stock over a specified period is less than $52.912. In that event the Agreement would be terminated without any action on the part of the Board of Directors of NIB, subject to Regions' ability to avoid termination by determining to adjust the Exchange Ratio upward pursuant to the procedure and in accordance with the formula described under the caption "Description of the Transaction--Possible Adjustment of Exchange Ratio." In making the determination whether to proceed with the transaction with a higher Exchange Ratio, the principal factors Regions will consider include the projected effect of the Merger on Regions' pro forma earnings per share and whether Regions' assessment of the Bank's earning potential as part of Regions justifies the issuance of a higher number of Regions' shares. If Regions declines to adjust the Exchange Ratio, the Agreement would be terminated and the Merger would not occur.


     This Prospectus also constitutes a Proxy Statement of NIB and is being furnished to the stockholders of NIB in connection with the solicitation of proxies by the Board of Directors of NIB for use at its special meeting of stockholders, including any adjournment or postponement thereof (the "Special Meeting"), to be held on May 28, 1997, to consider and vote on the Agreement and related matters. This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to stockholders of NIB on or about April 28, 1997.



  THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
      OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
              FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                   GOVERNMENTAL AGENCY OR INSTRUMENTALITY.


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE

           ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
                      ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.


          The date of this Proxy Statement/Prospectus is April 24, 1997.

                              AVAILABLE INFORMATION

     Regions and NIB are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     This Proxy Statement/Prospectus constitutes part of the Registration Statement on Form S-4 of Regions (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement/Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about Regions and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above. Regions Common Stock is traded in the Nasdaq National Market. Reports, proxy statements, and other information concerning Regions may be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY REGIONS OR NIB. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF REGIONS OR NIB SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     All information included or incorporated by reference in this Proxy Statement/Prospectus with respect to Regions was supplied by Regions, and all information included or incorporated by reference herein with respect to NIB was supplied by NIB.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC by Regions pursuant to the Exchange Act are hereby incorporated by reference herein:

         1. Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

         2. The description of Regions Common Stock under the heading "Item 1. Capital Stock to be Registered" in the registration statement on Form 8-A of Regions relating to Regions Common Stock and in any amendment or report filed for the purpose of updating such description.

     Regions' Annual Report on Form 10-K for the year ended December 31, 1996, incorporates by reference specific portions of Regions' Annual Report to Stockholders for that year (the "Regions Annual Report to Stockholders"), but does not incorporate other portions of the Regions Annual Report to Stockholders. Only those portions of the Regions Annual Report to Stockholders captioned "Financial Summary & Review 1996," "Financial Statements and Notes," and "Historical Financial Summary" are incorporated herein. Other portions of the Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.

     The following documents previously filed with the SEC by NIB pursuant to the Exchange Act are hereby incorporated by reference herein:

     1. NIB's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     2. NIB's Current Report on Form 8-K filed with the SEC on February 18,
1997.

     All documents filed by Regions pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.


     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THOSE DOCUMENTS ARE AVAILABLE UPON REQUEST, WITHOUT CHARGE (EXCEPT FOR THE EXHIBITS THERETO), IF FILED BY REGIONS, FROM RONALD C. JACKSON, STOCKHOLDER ASSISTANCE, REGIONS FINANCIAL CORPORATION, P.O. BOX 1448, MONTGOMERY, ALABAMA 36102 (TELEPHONE (334) 832-8493), AND IF FILED BY NIB, FROM L.J. FREYOU, SENIOR VICE PRESIDENT, 800 SOUTH LEWIS STREET, NEW IBERIA, LOUISIANA, 70560, (TELEPHONE (318) 365-6761). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MAY 20, 1997.



                                                 TABLE OF CONTENTS
AVAILABLE INFORMATION.............................................................................................3
DOCUMENTS INCORPORATED BY REFERENCE...............................................................................3
SUMMARY...........................................................................................................7
     The Parties..................................................................................................7
     Special Meeting of NIB Stockholders..........................................................................8
     Record Date; Vote Required...................................................................................8
     The Merger; Exchange Ratio...................................................................................8
     Dissenting Stockholders......................................................................................8
     Reasons for the Merger; Recommendation of NIB's Board
      of Directors................................................................................................9
     Opinion of NIB's Financial Advisor...........................................................................9
     Effective Date...............................................................................................9
     Exchange of Stock Certificates...............................................................................9
     Regulatory Approvals and Other Conditions...................................................................10
     Waiver, Amendment, and Termination of the Agreement.........................................................10
     Interests of Certain Persons in the Merger..................................................................10
     Certain Federal Income Tax Consequences of the Merger.......................................................10
     Certain Differences in Stockholders' Rights.................................................................10
     Comparative Market Prices of Common Stock...................................................................11
     Comparative Per Share Data..................................................................................11
     Selected Financial Data.....................................................................................12
THE SPECIAL MEETING..............................................................................................15
     General.....................................................................................................15
     Record Date; Vote Required..................................................................................15
DESCRIPTION OF THE TRANSACTION...................................................................................16
     General.....................................................................................................16
     Possible Adjustment of Exchange Ratio ......................................................................16
     Treatment of NIB Options....................................................................................17
     Background of and Reasons for the Merger....................................................................17
     Opinion of NIB's Financial Advisor..........................................................................19
     Effective Date of the Merger................................................................................19
     Distribution of Regions Stock Certificates and
       Payment for Fractional Shares.............................................................................19
     Conditions to Consummation of the Merger....................................................................20
     Regulatory Approvals........................................................................................20
     Waiver, Amendment, and Termination of the Agreement.........................................................21
     Conduct of Business Pending the Merger......................................................................22
     Management Following the Merger.............................................................................23
     Interests of Certain Persons in the Merger..................................................................23
     Dissenting Stockholders.....................................................................................23
     Certain Federal Income Tax Consequences of the Merger.......................................................25
     Accounting Treatment........................................................................................26
     Expenses and Fees...........................................................................................26
     Resales of the Regions Common Stock.........................................................................26
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS...................................................................27
     Antitakeover Provisions Generally...........................................................................27
     Authorized Capital Stock....................................................................................27

     Amendment of Certificate or Articles of Incorporation and Bylaws.............................................28
     Classified Board of Directors and Absence of Cumulative Voting...............................................28
     Removal of Directors.........................................................................................29
     Limitations on Director Liability............................................................................29
     Indemnification..............................................................................................30
     Special Meetings of Stockholders.............................................................................30
     Actions by Stockholders Without a Meeting....................................................................30
     Stockholder Nominations......................................................................................31
     Mergers, Consolidations, and Sales of Assets Generally.......................................................32
     Business Combinations with Certain Persons...................................................................32
     Dissenters' Rights of Appraisal..............................................................................33
     Stockholders' Rights to Examine Books and Records............................................................34
     Dividends....................................................................................................34
COMPARATIVE MARKET PRICES AND DIVIDENDS...........................................................................34
BUSINESS OF NIB...................................................................................................36
VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF NIB...............................................................36
CERTAIN LITIGATION................................................................................................37
BUSINESS OF REGIONS...............................................................................................38
     General......................................................................................................38
     Recent Developments..........................................................................................38
CERTAIN REGULATORY CONSIDERATIONS.................................................................................41
     General......................................................................................................41
     Payment of Dividends.........................................................................................42
     Capital Adequacy.............................................................................................43
     Support of Subsidiary Institutions...........................................................................44
     Prompt Corrective Action.....................................................................................45
     FDIC Insurance Assessments...................................................................................45
DESCRIPTION OF REGIONS COMMON STOCK...............................................................................47
STOCKHOLDER PROPOSALS.............................................................................................47
EXPERTS...........................................................................................................47
OPINIONS..........................................................................................................47
APPENDIX A--Agreement and Plan of Merger.........................................................................A-1
APPENDIX B--Opinion of U.S. Banking Alliance.....................................................................B-1
APPENDIX C--Copy of Section 131 of the Louisiana Business Corporation Law........................................C-1

                                     SUMMARY

     The following is a summary of certain information relating to the Special Meeting, the proposed Merger, and the offering of shares of Regions Common Stock to be issued upon consummation thereof. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. As used in this Proxy Statement/Prospectus, the terms "Regions" and "NIB" refer to those entities, respectively, and, where the context requires, to those entities and their respective subsidiaries.

THE PARTIES

      NIB. NIB is a bank holding company organized and existing under the laws of the state of Louisiana, with its principal executive office located in New Iberia, Louisiana. NIB operates principally through the Bank, which is a wholly owned subsidiary of NIB and a state-chartered commercial bank and which provides a range of retail banking services through 12 offices in Iberia, Lafayette, and Vermilion Parishes. At December 31, 1996, NIB had total consolidated assets of approximately $299 million, total consolidated deposits of approximately $269 million, and total consolidated stockholders' equity of approximately $26 million. NIB's principal executive office is located at 800 South Lewis Street, New Iberia, Louisiana, 70560, and its telephone number at such address is (318) 365-6761.

     Regions. Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 377 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee as of December 31, 1996. At that date, Regions had total consolidated assets of approximately $18.9 billion, total consolidated deposits of approximately $15.0 billion, and total consolidated stockholders' equity of approximately $1.6 billion. Regions is the second largest bank holding company headquartered in Alabama in terms of assets, based on December 31, 1996 information. Regions operates banking subsidiaries in Alabama, Florida, Georgia, Louisiana, and Tennessee and banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.


     Since December 31, 1996, Regions has completed the acquisitions of four financial institutions, two of which are located in the state of Louisiana and one in each of the states of Florida and Georgia (referred to as the "Recently Completed Acquisitions"). Regions also has entered into definitive agreements to acquire, in addition to NIB, three additional financial institutions, one of which is located in the state of Florida and two of which are located in Georgia (the "Other Pending Acquisitions"). For information with respect to the Recently Completed Acquisitions and the Other Pending Acquisitions, (referred to collectively as the "Other Acquisitions") see "Business of Regions--Recent Developments."


     Regions commenced operations in 1971, under its former name First Alabama Bancshares, Inc., as a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.

     Additional information with respect to Regions and its subsidiaries is included in documents incorporated by reference in this Proxy
Statement/Prospectus. See "Available Information," "Documents Incorporated by Reference," and "Business of Regions."

SPECIAL MEETING OF NIB STOCKHOLDERS


     The Special Meeting will be held at 10:00 a.m., local time, on May 28, 1997, at NIB's main office, 800 South Lewis Street, New Iberia, Louisiana, 70560, for the purpose of considering and voting on approval of the Agreement and to transact such other business as may properly come before the meeting. See "The Special Meeting."


RECORD DATE; VOTE REQUIRED


     Only holders of record of NIB Common Stock at the close of business on April 25, 1997 (the "Record Date"), will be entitled to vote at the Special Meeting. The affirmative vote of at least two-thirds of the outstanding NIB Common Stock will be required to approve the Agreement. As of the Record Date, there were 2,999,988 shares of NIB Common Stock issued and outstanding.



     The directors and executive officers of NIB and their affiliates beneficially owned, as of April 22, 1997 322,120 shares (or approximately 10.74% of the outstanding shares) of NIB Common Stock. (This includes shares in the Schwing Successions over which Jules A. (Tony) Schwing claims beneficial ownership and excludes shares subject to unexercised options, whether or not vested.) Each member of the Board of Directors of NIB has agreed to vote those NIB shares over which such member has voting authority (other than in a fiduciary capacity) in favor of the Agreement. The directors and executive officers of Regions and their affiliates beneficially owned, as of April 22, 1997, no shares of NIB Common Stock. As of that date, neither NIB nor Regions held any shares of NIB Common Stock in a fiduciary capacity for others. The New Iberia Bank is a trustee of a trust holding NIB shares and is the designated trustee of the trust established by the will of Jules B. Schwing, which may hold NIB shares when the succession is closed. It is not expected that any NIB shares will be placed in the trust created by Mr. Schwing's will by the date of the Special Meeting. See "Certain Litigation," "The Special Meeting--Record Date; Vote Required."


THE MERGER; EXCHANGE RATIO


     The Agreement provides for the acquisition of NIB by Regions pursuant to the Merger of NIB with and into Regions. On the Effective Date, each share of NIB Common Stock then issued and outstanding (except for shares held by NIB, Regions, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into .36 of a share of Regions Common Stock, subject to possible adjustment. No fractional shares of Regions Common Stock will be issued. Rather, cash will be paid in lieu of any fractional share interest to which any NIB stockholder would be entitled upon consummation of the Merger, based on the closing price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions) on the last full trading day immediately preceding the Effective Date. See "Description of the Transaction--General."



DISSENTING STOCKHOLDERS


      Holders of NIB Common Stock entitled to vote on approval of the Agreement have the right to dissent from the Merger and, upon consummation of the Merger and the satisfaction of certain specified procedures and conditions, to receive the fair value of such holders' shares of NIB Common Stock in cash in accordance with the applicable provisions of the Louisiana Business Corporation Law (the "Louisiana Act"). The procedures to be followed by dissenting stockholders are summarized under "Description of the Transaction--Dissenting Stockholders," and the applicable provisions of the Louisiana Act are reproduced as Appendix C.

REASONS FOR THE MERGER; RECOMMENDATION OF NIB'S BOARD OF DIRECTORS

      NIB's Board of Directors has unanimously approved the Agreement and has determined that the Merger is fair to, and in the best interests of, NIB and its stockholders. Accordingly, NIB's Board unanimously recommends that NIB's stockholders vote FOR approval of the Agreement. EACH MEMBER OF THE BOARD OF DIRECTORS OF NIB HAS AGREED TO VOTE THOSE SHARES OF NIB COMMON STOCK OVER WHICH SUCH MEMBER HAS VOTING CONTROL, OTHER THAN IN A FIDUCIARY CAPACITY, IN FAVOR OF THE AGREEMENT. In approving the Agreement, NIB's directors considered NIB's financial condition, the financial terms and the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, and legal advice concerning the proposed Merger, and the opinion of U.S. Banking Alliance that, as of the date of its opinion, the consideration to be received in the Merger was fair, from a financial point of view, to the stockholders of NIB. See "Description of the Transaction--Background of and Reasons for the Merger."

OPINION OF NIB'S FINANCIAL ADVISOR

      U.S. Banking Alliance ("USBA") has rendered an opinion to NIB that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant, as of the date of its opinion, the consideration to be received in the Merger was fair, from a financial point of view, to the stockholders of NIB. USBA was selected because of its experience and expertise in the financial services industry and its familiarity with the financial condition of NIB. The opinion of USBA is attached as Appendix B to this Proxy Statement/Prospectus. NIB stockholders are urged to read the opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. USBA's opinion is directed only to the fairness of the transaction from a financial point of view and does not constitute a recommendation to any stockholder on how to vote at the Special Meeting. See "Description of the Transaction--Opinion of NIB's Financial Advisor."

EFFECTIVE DATE

     Subject to the conditions described in the Agreement to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Louisiana Certificate of Merger are filed and become effective with, respectively, the Delaware Secretary of State and the Louisiana Secretary of State. Unless otherwise agreed upon by Regions and NIB, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur by the last business day of the month in which the last of the following events occurs: (i) the effective date (including the expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over approving or exempting the Merger and (ii) the date on which the Agreement is approved by the requisite vote of NIB stockholders. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the second quarter of 1997, although there can be no assurance as to whether or when the Merger will occur. See "Description of the Transaction-- Effective Date of the Merger," "--Conditions to Consummation of the Merger," and "--Waiver, Amendment, and Termination of the Agreement."

EXCHANGE OF STOCK CERTIFICATES

     Promptly after the Effective Date, Regions will cause an exchange agent selected by Regions (the "Exchange Agent"), to mail to the former stockholders of NIB a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of NIB Common Stock for certificates representing shares of Regions Common Stock. NIB STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. See "Description of the Transaction--Distribution of Regions Stock Certificates and Payment for Fractional Shares."

REGULATORY APPROVALS AND OTHER CONDITIONS

     The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Commissioner of Financial Institutions of the state of Louisiana (the "Louisiana Commissioner"). Applications for the requisite approvals have been filed with these agencies, each of which has yet to issue its approval of the Merger. There can be no assurance that the approvals of the Louisiana Commissioner and the Federal Reserve will be given or as to the timing or conditions of such approvals.

     Consummation of the Merger is subject to various other conditions, including receipt of the required approval of NIB stockholders, receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger, and certain other customary conditions. See "Description of the Transaction-- Conditions to Consummation of the Merger."

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date by mutual consent of the Boards of Directors of both NIB and Regions, or by action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by December 31, 1997, unless the failure to consummate by such time is due to a breach of the Agreement by the party seeking to terminate. If for any reason the Merger is not consummated, NIB will continue to operate as a bank holding company under its present management. See "Description of the Transaction--Waiver, Amendment, and Termination of the Agreement."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of NIB's management and Board of Directors have interests in the Merger in addition to their interests as stockholders of NIB generally. Those interests relate to, among other things, provisions in the Agreement regarding indemnification and eligibility for certain Regions employee benefits, and treatment of outstanding options to acquire NIB Common Stock. See "Description of the Transaction--Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Consummation of the Merger is conditioned on the receipt of an opinion of counsel to the effect that, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the exchange in the Merger of NIB Common Stock for Regions Common Stock will not give rise to gain or loss to NIB stockholders, except to the extent of any cash received in lieu of fractional share interests or as a result of the exercise of dissenters' rights. Gain recognition, if any, will not be in excess of the amount of cash received. Subject to the provisions and limitations of Section 302(a) of the Code, gain or loss will be recognized upon the receipt of cash in lieu of fractional share interests and cash received by dissenters. See "Description of the Transaction--Certain Federal Income Tax Consequences of the Merger."

     BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH STOCKHOLDER AND OTHER CIRCUMSTANCES, EACH NIB STOCKHOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER (INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS).

CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS

     On the Effective Date, NIB stockholders, whose rights are governed by the Louisiana Act and by NIB's Articles of Incorporation and Bylaws, will automatically become Regions stockholders, and their rights as Regions stockholders will be determined by the Delaware General Corporation Law (the "Delaware GCL") and by Regions'

Certificate of Incorporation and Bylaws.

The rights of Regions stockholders differ from the rights of NIB stockholders in certain important respects, some of which constitute additional antitakeover provisions provided for in Regions' governing documents. See "Effect of the Merger on Rights of Stockholders."

COMPARATIVE MARKET PRICES OF COMMON STOCK


     Regions Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market. NIB Common Stock is traded on the American Stock Exchange. The following table sets forth, as of the indicated dates, (i) the last sale price of Regions Common Stock and NIB Common Stock on the Nasdaq National Market and the American Stock Exchange, respectively, and (ii) the equivalent per share price (as explained below) of NIB Common Stock. The indicated dates of February 13, 1997, and April 22, 1997 represent, respectively, the last trading day immediately preceding public announcement of the proposed acquisition of NIB by Regions and the latest practicable date prior to the mailing of this Proxy Statement/Prospectus.



                                                                                       EQUIVALENT
                                                                                           PER
                                                                                       SHARE PRICE
                                         REGIONS                 NIB                    OF NIB
MARKET PRICE PER SHARE AT:            COMMON STOCK          COMMON STOCK              COMMON STOCK
-------------------------             ------------          ------------              ------------
February 13, 1997                     $57.50                    $21.00                    $20.70
April 22, 1997                         55.88                     19.75                     20.12



     The equivalent per share price of NIB Common Stock at each specified date represents the last sale price of a share of Regions Common Stock on such date multiplied by the Exchange Ratio of .36. Stockholders are advised to obtain current market quotations for Regions Common Stock and NIB Common Stock. No assurance can be given as to the market price of Regions Common Stock at or after the Effective Date.

COMPARATIVE PER SHARE DATA

     The following table sets forth certain comparative per share data relating to net income, cash dividends, and book value on (i) an historical basis for Regions and NIB, (ii) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger, and (iii) an equivalent pro forma basis per share of NIB Common Stock, giving effect to the Merger. The Regions and NIB pro forma combined information and the NIB pro forma Merger equivalent information give effect to the Merger on a pooling-of-interests accounting basis and assume an Exchange Ratio of .36. See "Description of the Transaction--Accounting Treatment." The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.

     The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of Regions and NIB, including the respective notes thereto. See "Documents Incorporated by Reference," and "--Selected Financial Data."

                                                                              YEAR ENDED DECEMBER 31,
                                                                              ----------------------
                                                                  1996                  1995               1994
                                                                  ----                  ----               ----
                                                                            (Unaudited except Regions and
                                                                                    NIB historical)

NET INCOME PER COMMON SHARE
Regions historical........................................        $3.70              $   3.21            $   3.10
NIB historical ...........................................         1.16                   .96                 .91
Regions and NIB pro forma combined(1).....................         3.69                  3.20                3.09
NIB pro forma Merger equivalent(2)........................         1.33                  1.15                1.11
DIVIDENDS DECLARED PER COMMON
SHARE
Regions historical........................................        $1.40              $   1.32            $   1.20
NIB historical............................................          .41                   .30                 .20
NIB pro forma Merger equivalent(3)........................          .50                   .48                 .43
BOOK VALUE PER COMMON SHARE
(PERIOD END)
Regions historical........................................       $25.52              $  23.38            $  21.26
NIB historical............................................         8.61                  7.88                6.68
Regions and NIB pro forma combined(1).....................        25.45
NIB pro forma Merger equivalent(2)........................         9.16



(1) Represents the combined results of Regions and NIB as if the Merger were consummated on January 1, 1994 and were accounted for as a pooling of interests.

(2) Represents pro forma combined information multiplied by the Exchange Ratio of .36 of a share of Regions Common Stock for each share of NIB Common Stock.
(3) Represents historical dividends declared per share by Regions multiplied by the Exchange Ratio of .36 of a share of Regions Common Stock for each share of NIB Common Stock.

SELECTED FINANCIAL DATA

     The following tables present certain selected historical financial information for Regions and NIB. The data should be read in conjunction with the historical financial statements, related notes, and other financial information concerning Regions and NIB incorporated by reference or included herein. See "Documents Incorporated by Reference."


Selected Historical Financial Data of Regions
                                                               YEAR ENDED DECEMBER 31,
                                                               ----------------------
                                           1996           1995            1994            1993            1992
                                           ----           ----            ----            ----            ----
                                               (In thousands except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income..............    $1,386,122   $ 1,259,600     $   991,693     $   746,544     $   737,094
  Total interest expense ............       685,656       635,336         436,157         296,195         324,420
  Net interest income................       700,466       624,264         555,536         450,349         412,674
  Provision for loan losses..........        29,041        30,271          20,580          24,695          39,367
  Net interest income after
       loan loss provision...........       671,425       593,993         534,956         425,654         373,307
  Total noninterest income excluding
       security gains (losses).......       217,624       187,830         171,705         169,318         147,943
  Security gains (losses)............         3,115          (424)            344             831           2,417
  Total noninterest expense..........       553,801       487,461         442,376         383,130         343,279
  Income tax expense.................       108,677        96,109          84,109          66,169          56,405
  Net income.........................       229,686       197,829         180,520         146,504         123,983

PER SHARE DATA:
  Net income.........................    $     3.70   $      3.21     $      3.10     $      2.81     $      2.42
  Cash dividends.....................          1.40          1.32            1.20            1.04             .91
  Book value.........................         25.52         23.38           21.26           19.85           17.13

OTHER INFORMATION:
  Average number of shares outstanding       62,136        61,670          58,206          52,153          51,192

STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets.......................   $18,930,175   $16,851,774     $15,810,076     $13,163,161     $10,457,676
  Securities.........................     3,870,595     3,863,781       3,346,291       2,993,417       2,255,732
  Loans, net of unearned income......    13,311,172    11,542,311      10,855,195       8,430,931       6,657,557
  Total deposits.....................    15,048,336    13,497,612      12,575,593      11,025,376       8,923,801
  Long-term debt.....................       447,269       632,019         599,476         525,820         151,460
  Stockholders' equity...............     1,598,726     1,429,253       1,286,322       1,106,361         886,116

PERFORMANCE RATIOS:
  Return on average assets(5)........          1.29%         1.21%           1.27%           1.38%           1.29%
  Return on average stockholders'
       equity(5).....................         15.19         14.29           15.26           15.76           15.04
  Net interest margin................          4.27          4.21            4.37            4.77            4.85
  Efficiency (1)(5)..................         59.44         58.79           59.44           60.23           59.62
  Dividend payout....................         37.84         41.12           38.71           37.01           37.60

ASSET QUALITY RATIOS:
  Net charge-offs to average loans,
       net of unearned income........           .15%          .17%            .19%            .23%            .36%
  Problem assets to net loans and
       other real estate (2).........           .56           .59             .75            1.12            1.29
  Nonperforming assets to net loans
       and other real estate (3).....           .76           .68             .80            1.28            1.39
  Allowance for loan losses to loans,
       net of unearned income........          1.32          1.38            1.32            1.48            1.51
  Allowance for loan losses to
       nonperforming assets (3)......        173.65        202.55          164.48          115.88          107.97

LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets................          8.49%         8.44%           8.35%           8.76%           8.60%
  Average loans to average deposits..         85.90         86.12           79.90           76.41           71.59
  Tier 1 risk-based capital (4)......         10.81         11.14           10.69           11.13           11.68
  Total risk-based capital (4).......         13.59         14.61           14.29           13.48           14.44
  Tier 1 leverage (4)................          7.44          7.49            8.21           10.11            8.44

-------------------------------------
  (1) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
  (2) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
  (3) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
  (4) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%, depending on the risk profile of the institution and other factors.
  (5) Ratios for 1996 excluding $19.0 million in after-tax charges for SAIF assessment and merger expenses are as follows: Return on average stockholders' equity 16.45%, Return on average total assets 1.40%, and Efficiency 56.16%.


Selected Historical Financial Data of NIB
                                                                 YEAR ENDED DECEMBER 31,
                                                                 ----------------------
                                           1996           1995            1994            1993            1992
                                           ----           ----            ----            ----            ----
                                                       (In thousands except per share data and ratios)
INCOME STATEMENT DATA:
  Total interest income..............    $ 20,403     $    18,364     $    15,314     $    15,300     $    15,575
  Total interest expense ............       9,148           7,983           5,546           5,578           7,070
  Net interest income................      11,255          10,381           9,769           9,722           8,505
  Provision for loan losses..........         536             355             103             104             250
  Net interest income after
       loan loss provision...........      10,719          10,026           9,665           9,618           8,255
  Total noninterest income excluding
       security gains (losses).......       2,253           2,064           2,020           1,529           1,394
  Security gains (losses)............          15             (26)            (40)              2              53
  Total noninterest expense..........       8,164           8,269           7,864           6,933           5,903
  Income tax expense.................       1,302             916           1,050           1,195           1,152
  Net income.........................       3,521           2,880           2,731           3,021           2,647

PER SHARE DATA:
  Net income.........................    $   1.16     $       .96     $       .91     $      1.01     $       .89
  Cash dividends.....................         .41             .30             .20             .15             .12
  Book value.........................        8.61            7.88            6.68            6.36            5.50

OTHER INFORMATION:
  Average number of shares outstanding      3,000           2,995           2,988           2,987           2,987

STATEMENT OF CONDITION DATA
(PERIOD END):
  Total assets.......................    $299,423     $   263,868     $   233,268     $   224,878     $   228,606
  Securities.........................      82,438          92,866          99,285         109,927         104,591
  Loans, net of unearned income......     181,292         142,705         113,370          93,050          82,040
  Total deposits.....................     269,145         237,626         210,594         202,951         197,673
  Stockholders' equity...............      25,833          23,639          20,027          19,077          16,489

PERFORMANCE RATIOS:
  Return on average assets...........        1.28%           1.17%           1.21%           1.35%           1.29%
  Return on average stockholders'
       equity........................       14.33           13.19           13.58           16.80           17.20
  Net interest margin................        4.63            4.83            5.06            4.88            4.69
  Efficiency (1).....................       57.84           63.36           62.75           59.60           58.11
  Dividend payout....................       35.34           31.25           21.97           14.85           19.67

ASSET QUALITY RATIOS:
  Net charge-offs to average loans,
       net of unearned income........         .24%            .06%           (.18%)          (.49%)          (.22%)
  Problem assets to net loans and
       other real estate (2).........         .47             .59             .81             .86            2.08
  Nonperforming assets to net loans
       and other real estate (3).....         .91             .79             .96            1.32            2.20
  Allowance for loan losses to loans,
       net of unearned income........        1.96            2.38            2.75            3.04            2.80
  Allowance for loan losses to
       nonperforming assets (3)......      220.20          307.30          294.00          236.20          129.90

LIQUIDITY AND CAPITAL RATIOS:
  Average stockholders' equity to
       average assets................        8.92%           8.86%           8.93%           8.02%           7.51%
  Average loans to average deposits..       64.64           57.40           48.33           42.09           41.25
  Tier 1 risk-based capital (4)......       14.60           16.50           17.52           19.15           16.93
  Total risk-based capital (4).......       15.80           18.00           19.02           20.65           18.18
  Tier 1 leverage (4)................        8.90            9.00            8.96            8.29            6.97

----------------------------
(1) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
(2) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
(3) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
(4) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%, depending on the risk profile of the institution and other factors.

                               THE SPECIAL MEETING

GENERAL


     This Proxy Statement/Prospectus is being furnished to the holders of NIB Common Stock in connection with the solicitation by the NIB Board of Directors of proxies for use at the Special Meeting, at which NIB stockholders will be asked to vote upon a proposal to approve the Agreement. The Special Meeting will be held at 10:00 a.m., local time, on May 28, 1997, at the main offices of NIB, located at 800 South Lewis Street, New Iberia, Louisiana, 70560.


      NIB stockholders are requested promptly to sign, date, and return the accompanying proxy card to NIB's transfer agent in the enclosed postage-paid, addressed envelope. A stockholder's failure to return a properly executed proxy card or to vote at the Special Meeting will have the same effect as a vote against the Agreement.

     Any NIB stockholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing to the Secretary of NIB or submitting to NIB or its transfer agent a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by the Corporate Secretary of NIB before the vote of stockholders or in open meeting prior to the taking of the stockholder vote at the Special Meeting. Any notice of revocation should be sent to The New Iberia Bancorp, Inc., 800 South Lewis Street, New Iberia, Louisiana, 70560, Attention: Robert F. Eppley, Corporate Secretary. A proxy will not be revoked by death of the stockholder executing the proxy unless, before the vote, notice of such death is filed with the Secretary. The shares of NIB Common Stock represented by properly executed proxies received at or prior to the Special Meeting and not subsequently revoked will be voted as directed in such proxies. IF INSTRUCTIONS ARE NOT GIVEN, SHARES REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF
THE AGREEMENT AND IN THE  DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER
MATTERS THAT PROPERLY MAY COME BEFORE THE SPECIAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN, THE PROXY HOLDER ALSO MAY VOTE IN
FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE AGREEMENT. As of the date of this Proxy Statement/Prospectus, NIB is unaware of any other matter to be presented at the Special Meeting.

     Solicitation of proxies will be made by mail but also may be made by telephone or telegram or in person by the directors, officers, and employees of NIB, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses. The cost of solicitation will be borne by NIB.

      NIB stockholders should not forward any stock certificates with their proxy cards.

RECORD DATE; VOTE REQUIRED


      NIB's Board of Directors has established the close of business on April 25, 1997, as the Record Date for determining the NIB stockholders entitled to notice of and to vote at the Special Meeting. Only NIB stockholders of record as of the Record Date will be entitled to vote at the Special Meeting. The affirmative vote of the holders of at least two-thirds of the outstanding NIB Common Stock is required in order to approve the Agreement. Therefore, an abstention will have the same effect as a vote against the Agreement, as will a broker's submitting a proxy card without exercising discretionary voting authority with respect to the Agreement. As of the Record Date, there were approximately 500 holders of 2,999,988 shares of NIB Common Stock outstanding and entitled to vote at the Special Meeting, with each share entitled to one vote. For information as to persons known by NIB to beneficially own more than 5.0% of the outstanding shares of NIB Common Stock as of April 22, 1997 see "Voting Securities and Principal Stockholders of NIB."


     The presence, in person or by proxy, of a majority of the outstanding shares of NIB Common Stock is necessary to constitute a quorum of the stockholders in order to take action at the Special Meeting. For these purposes, shares of NIB Common Stock that are present, or represented by proxy, at the Special Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Agreement or whether a broker with discretionary authority fails to exercise its discretionary voting authority with respect to the Agreement. Once a quorum is established, approval of the Agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding NIB Common Stock, or 1,999,992 shares.


     The directors and executive officers of NIB and their affiliates beneficially owned, as of April 22, 1997, 322,120 shares (or approximately 10.74% of the outstanding shares) of NIB Common Stock. The directors and executive officers of Regions and their affiliates beneficially owned, as of April 22, 1997, no shares of NIB Common Stock. As of that date, no subsidiary of Regions held any shares of NIB Common Stock in a fiduciary capacity for others. The New Iberia Bank held 600 shares of NIB Common Stock in a fiduciary capacity for others. It is the designated trustee of the trust established by the will of Jules B. Schwing, which may hold NIB shares when the succession is closed. It is not expected that any NIB shares will be placed in the trust created by Mr. Schwing's will by the date of the Special Meeting. See
"Certain Litigation."


                         DESCRIPTION OF THE TRANSACTION

     The following material describes certain aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

     Each share of NIB Common Stock (excluding any shares held by NIB, Regions, or their respective subsidiaries, other than shares held in a fiduciary capacity or as a result of debts previously contracted, and shares held by stockholders who perfect their dissenters' rights of appraisal) issued and outstanding at the Effective Date will be converted into .36 of a share of Regions Common Stock, subject to possible adjustment as described below under the caption "--Possible Adjustment of Exchange Ratio." Each share of Regions Common Stock outstanding immediately prior to the Effective Date will remain outstanding and unchanged as a result of the Merger.

     No fractional shares of Regions Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, Regions will make a cash payment equal to the fractional part of a share which a NIB stockholder would otherwise receive multiplied by the closing price of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal, or, if not reported thereby, by another authoritative source selected by Regions), on the last full trading day prior to the Effective Date.

POSSIBLE ADJUSTMENT OF EXCHANGE RATIO

     If the "Average Closing Price" of Regions Common Stock on the "Determination Date," as such terms are defined below, is less than $52.912, the Agreement will be terminated without any action on the part of the Board of Directors of NIB, subject, however, to the ability of Regions to avoid such termination by adjusting the Exchange Ratio upward pursuant to provisions in the Agreement. The Average Closing Price is defined to mean the average daily last sales price of Regions Common Stock as reported on the Nasdaq National Market during the ten consecutive full trading days in which such shares are traded on the Nasdaq National Market, ending at the close of trading on the Determination Date. The Determination Date is defined to mean the later of the date of the Special Meeting or the date on which consent of the Federal Reserve to the Merger is received.

     During the five-day period commencing with the Determination Date, Regions will have the option to increase the Exchange Ratio to equal the quotient obtained by dividing (1) the product of $52.912 and the Exchange Ratio as then in effect (.36) by (2) the Average Closing Price. Regions is under no obligation to adjust the Exchange Ratio. If Regions makes such election, it shall give prompt written notice to NIB of the election and of the revised Exchange Ratio, in which event the parties' obligations to conclude the Merger will continue in effect and unchanged, except that all references to the Exchange Ratio will be as revised. If the Average Closing Price of Regions Common Stock is equal to or greater than $52.912, the Exchange Ratio will remain at .36.

     The effect of the adjustment mechanism, if invoked by Regions, is to establish a minimum equivalent value per share of NIB Common Stock of $19.05 as of the Determination Date. The operation of the Exchange Ratio and the adjustment mechanism described above is illustrated by the following table, which shows the effect that various Average Closing Prices would have on the Exchange Ratio and on the corresponding value per share of NIB Common Stock, assuming, in the case of Average Closing Prices less than $52.912 that Regions elects to proceed with a revised Exchange Ratio.



         Average Closing                       Corresponding Value
        Price of Regions      Exchange          Per Share of NIB
          Common Stock          Ratio             Common Stock
        ----------------      --------         -------------------
             $44.00             .4329                $19.05
              46.00             .4141                 19.05
              48.00             .3968                 19.05
              50.00             .3810                 19.05
              52.00             .3663                 19.05
              54.00              .36                  19.44
              56.00              .36                  20.16
              58.00              .36                  20.88
              60.00              .36                  21.60
              62.00              .36                  22.32



     THIS TABLE IS PRESENTED FOR ILLUSTRATION PURPOSES ONLY, AND NO INFERENCE IS INTENDED OR MAY BE DRAWN CONCERNING THE ACTUAL AVERAGE CLOSING PRICE WHICH MAY OCCUR OR THE RESULTING EXCHANGE RATIO. Moreover, NIB stockholders should be aware that the actual market value of a share of Regions Common Stock at the Effective Date and at the time certificates for those shares are delivered following surrender and exchange of certificates for shares of NIB Common Stock may be more or less than the Average Closing Price. NIB stockholders are urged to obtain information on the trading value of Regions Common Stock that is more recent than that provided in this Proxy Statement/Prospectus. See "Comparative Market Prices and Dividends."




     Subject to stockholder approval of a proposed amendment to Regions' Certificate of Incorporation to increase the number of authorized shares from 120,000,000 to 240,000,000, Regions intends to effect a 2 for 1 stock split on June 13, 1997. In that event, the Exchange Ratio will be proportionately adjusted to reflect such stock split, if the Merger has not been consummated before the record date for such action.


TREATMENT OF NIB OPTIONS

     The Agreement provides that all rights with respect to NIB Common Stock pursuant to stock options or stock appreciation rights granted by NIB under its stock option and other stock-based compensation plans which are outstanding at the Effective Date, whether or not then exercisable, will be converted into and will become rights with respect to Regions Common Stock, and Regions will assume each of such options in accordance with the terms of the plan under which it was issued and the agreement by which it is evidenced. After the Effective Date, those options will become options to purchase Regions Common Stock, with the exercise price and number of shares of Regions Common Stock purchasable thereunder adjusted to reflect the Exchange Ratio. The executive officers or directors of NIB or its affiliate that as of the date of this Proxy Statement/Prospectus hold outstanding options are Ernest Freyou, President and CEO; Robert F. Eppley, Executive V.P.; Anne T. Dugas, Vice President, Branch Operations; Lon Dupre, Vice President and CFO; Benny Menard, Vice President, Loan Administration; and Jerome Weber, Senior Vice President, Lending. (Certain other officers who are not executive officers also hold options.) Only a portion of these options are exercisable currently, although upon the Merger taking place, all the options will become fully exercisable.

BACKGROUND OF AND REASONS FOR THE MERGER

     BACKGROUND OF THE MERGER. During the last several years, there have been significant developments in the banking and financial services industry. These developments have included the increased emphasis and dependence on automation, specialization of products and services, increased competition from other financial institutions, and a trend toward consolidation and geographic expansion, coupled with a relaxation of regulatory restrictions on interstate conduct of business of financial institutions.

      Further, during the past several years, there has been significant pressure exerted by director Jules A. (Tony) Schwing and the shareholders committee formed pursuant to his written consent solicitation of the shareholders in December 1994 to sell NIB. (Five of NIB's current directors, Jules A. Schwing, Charles C. LeMaire, James L. Gray, Edmond A. Lamperez, M.D. and Eugene A. Patout, are the members of the shareholders committee). According to the shareholders committee, it sent bid packages to First Commerce Corporation, Hibernia Corporation, Premier Bancorp, Inc., Sunburst Bank and Whitney Holding Corporation to enable each of those institutions to submit an acquisition proposal with respect to NIB or the Bank. Management of NIB attempted to negotiate an acquisition proposal by Whitney during 1996, but negotiations ultimately broke off when the parties were unable to come to terms.

      Recently, NIB received acquisition offers from several institutions, including Regions, Deposit Guaranty Corporation and Hibernia. The Board of Directors considered whether all or any of the offers were in the best interests of the stockholders and considered the respective values of the offers in terms of price, strength and prospects of the acquiror, value and liquidity of the consideration offered by the acquiror, compatibility of the acquiror with The New Iberia Bank, its customers, depositors, employees and the community, likelihood of regulatory and stockholder approval with respect to the various offers, and other factors.


      Each of the three offers considered by the Board were expressed in terms of exchange ratios that would take effect at closing or as a fixed number of shares to be delivered at closing rather than in terms of dollar values.
While all the offers were at amounts the Board was advised by USBA were in a range of fair prices, given the form of the offers, it was impossible to know which would represent the highest value at closing. As a result, the Board considered the soundness of the stock of the acquiror and the possiblity of appreciation of such stock in addition to the other factors described above. The Board also considered that one of the three offers was dependent upon conditions that the Board was not certain could be met. Moreover, the Board considered that the Regions offer was the only one that provided a floor with respect to Regions stock value, allowing the NIB stockholders to obtain the benefit of appreciation in the value of Regions stock without running the risk of depreciation in that stock below the floor. The Board also concluded following USBA's assessment of the three offers that the Regions offer was the best. Given these factors and the Board's analysis, the Board concluded that the Regions offer was in the best interests of the stockholders, depositors, customers, employees and community. Consequently, NIB and Regions entered into negotiations which culminated in the Agreement.


      NIB'S REASONS FOR THE MERGER. In approving the Merger, the directors of NIB considered a number of factors. Without assigning any relative or specific weights to the factors, the NIB Board of Directors considered the following material factors:

     (a) the information presented to the directors by the management of NIB concerning the business, operations, earnings, asset quality, and financial condition of NIB, including compliance with regulatory capital requirements on an historical and prospective basis;

     (b) the financial terms of the Merger, including the relationship of the Merger price to the market value, tangible book value, earnings per share of NIB Common Stock, and the protection against a decline in the market value of Regions Common Stock;

     (c) the Board's assessment, as advised by USBA, of the business, operations, earnings, financial condition, dividends and prospects of Regions;

     (d) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of NIB Common Stock for Regions Common Stock for federal and state income tax purposes;

     (e) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay; and

     (f) the opinion rendered by NIB's financial advisor to the effect that, from a financial point of view, the exchange of NIB Common Stock for Regions Common Stock on the terms and conditions set forth in the Agreement is fair to the holders of NIB Common Stock.

     The terms of the Merger were the result of arms-length negotiations between representatives of NIB and representatives of Regions. Based upon the consideration of the foregoing factors, the Board of Directors of NIB unanimously approved the Merger as being in the best interests of NIB and its stockholders. Each member of the Board of Directors of NIB has agreed to vote those NIB shares over which such member has voting authority (other than in a fiduciary capacity) in favor of the Merger.

      NIB's Board of Directors unanimously recommends that NIB stockholders vote for approval of the Agreement.

     REGIONS' REASONS FOR THE MERGER. The Regions Board of Directors has approved the Agreement and determined that the Merger is in the best interests of Regions and its stockholders. In approving the Agreement, the Regions Board considered a number of factors. Without assigning any relative or specific weights to the factors, the Regions Board of Directors considered the following material factors:

     (a) a review, based in part on a presentation by Regions management, of (i) the business, operations, earnings, and financial condition, including the capital levels and asset quality, of NIB on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area, (ii) the demographic, economic, and financial characteristics of the markets in which NIB operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on an historical and prospective basis, and (iii) the results of Regions' due diligence review of NIB; and

     (b) a variety of factors affecting and relating to the overall strategic focus of Regions, including Regions' desire to expand into markets in the general vicinity of its core markets.

OPINION OF NIB'S FINANCIAL ADVISOR

       NIB retained U.S. Banking Alliance ("USBA") on February 14, 1997 to render an opinion as to the fairness of the financial terms of the transaction contemplated by the Agreement. NIB and Regions negotiated the consideration to be paid pursuant to the Agreement; USBA did not recommend any particular amount and was not involved in the negotiations. In connection with its February 1997 engagement, USBA also analyzed the offers received from Hibernia and Deposit Guaranty. Prior to this engagement, NIB retained USBA on August 14, 1995 to prepare a report regarding the value of NIB and to analyze the proposed acquisition offer from Whitney Holding Corporation and on August 19, 1996 to analyze the currency of various potential acquirors.


       USBA was selected as NIB's advisor on the basis of USBA's experience and expertise in transactions similar to the Merger, particularly with community banks, and USBA's reputation in the banking and investment communities and its familiarity with the financial condition of NIB and the Bank. USBA is a recognized investment banking firm and is experienced in the securities industry, in investment analysis and appraisal, and in related corporate finance and investment banking activities, including mergers and acquisitions, corporate recapitalizations, and valuations for estate, corporate and other purposes. USBA is regularly retained to perform similar services for other banks and bank holding companies.


       NIB and the Bank have used various services and products provided by USBA in the past, including its strategic planning, reporting and evaluation and consulting services.

       In connection with USBA's engagement to render the fairness opinion to NIB with respect to the Merger, NIB instructed USBA to evaluate the fairness to NIB's stockholders, from a financial point of view, of the consideration to be received by NIB's stockholders, pursuant to the provisions of the Agreement, and to conduct such investigations as USBA deemed appropriate for such purposes.
NIB did not place any limitations on the scope or manner of USBA's investigation and review.


       USBA rendered its opinion to NIB's Board of Directors on April 22, 1997, to the effect that, based upon and subject to the assumptions made, the factors considered, the review undertaken and the limitations stated and based upon such other matters as USBA considered relevant, as of the date of the opinion, the consideration to be received by the stockholders of NIB in the Merger was fair, from a financial point of view, to the holders of NIB common stock (the "fairness opinion").


       The full text of USBA's fairness opinion is attached hereto as Appendix B and is incorporated by reference. The summary description of the fairness opinion set forth herein is qualified in its entirety by reference to Appendix
B. NIB's stockholders are urged to read the fairness opinion in its entirety in connection herewith for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by USBA. USBA's opinion is directed only to the fairness of the Merger, from a financial point of view, to NIB stockholders and does not constitute a recommendation to any NIB stockholder as to how such stockholder should vote at the Special Meeting.

       In connection with rendering its fairness opinion, USBA, among other things: (i) reviewed the Agreement and NIB's draft Proxy Statement for the Merger, provided to USBA on April 4, 1997, in substantially the form to be sent by NIB to its shareholders; (ii) reviewed and analyzed certain publicly-available financial statements and other information of NIB and Regions, respectively; (iii) reviewed and analyzed certain internal financial statements and other financial and operating data concerning NIB, prepared by the management of NIB; (iv) discussed the past and current operations and financial condition, and the prospects of NIB with the President of NIB; (v) reviewed the historical prices and trading volumes of the shares of NIB Common Stock; (vi) compared the financial performance of NIB and Regions with each other and that of certain other comparable publicly-traded companies; (vii) reviewed the financial terms of business combinations in the commercial banking industry specifically and other industries generally, which USBA deemed generally comparable to the proposed transaction; (viii) considered a number of valuation methodologies, including among others, those that incorporate book value, deposit base premium and capitalization of earnings, and (ix) performed such other studies and analyses as USBA deemed appropriate to the opinion.

       In rendering its opinion, USBA relied, without independent verification, upon the accuracy and completeness of the historical and projected financial information, and all other information reviewed by it for purposes of its opinion. USBA did not make or obtain an independent review of NIB's assets or liabilities, nor was USBA furnished with any such appraisals. USBA relied solely on NIB for information as to the adequacy of its respective loan loss reserves and values of other real estate owned. With respect to NIB's budgeted financial results, USBA assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NIB of future financial performance of NIB. USBA informed NIB that in the process of review, nothing came to its attention that would cause it to believe that the information provided by NIB was incomplete or not true. USBA's opinions were necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. USBA expressed no opinion on the tax consequences of the proposed transaction or the effect of any tax consequences on the value to be received by the holders of NIB common stock.

       Neither USBA nor any of its officers or employees has any interest in the common stock of NIB or Regions. NIB has or will pay USBA approximately
$25,000 in fees plus out-of-pocket expenses for rendering its fairness opinion. In addition, USBA received from NIB $12,500 (plus expenses) for its August 1995 engagement and $7,500 (plus expenses) for its August 1996 engagement, as well as payments totalling approximately $43,000 over the past two years for other services. The fees received by USBA in connection with its services to NIB are not dependent or contingent upon the occurrence or lack thereof of any transaction.

       NIB has agreed to indemnify and hold harmless USBA, and its officers, employees, and agents from all obligations, claims, charges, expenses or costs of any kind or nature including attorney fees arising out of or in connection with the opinion provided by USBA, provided that USBA has not been negligent in connection with the opinion.

EFFECTIVE DATE OF THE MERGER

     Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Louisiana Certificate of Merger relating to the Merger are filed and declared effective with, respectively, the Delaware Secretary of State and the Louisiana Secretary of State. Unless otherwise agreed upon by Regions and NIB, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the last business day of the month in which the last of the following events occur: (i) the effective date (including the expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over approving or exempting the Merger and
(ii) the date on which the Agreement is approved by the requisite vote of NIB stockholders.

     No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. Regions and NIB anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the second quarter of 1997. However, delays in the consummation of the Merger could occur.


     The Board of Directors of either Regions or NIB generally may terminate the Agreement if the Merger is not consummated by December 31, 1997, unless the failure to consummate by that date is the result of a breach of the Agreement by the party seeking termination. See "--Conditions to Consummation of the Merger" and "--Waiver, Amendment, and Termination of the Agreement" below.


DISTRIBUTION OF REGIONS STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

     Promptly after the Effective Date, Regions will cause an exchange agent selected by Regions to mail to the former stockholders of NIB a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of NIB Common Stock for certificates representing shares of Regions Common Stock.

      NIB STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. Upon surrender to the Exchange Agent of certificates for NIB Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of NIB Common Stock surrendering such items a certificate or certificates representing the number of shares of Regions Common Stock to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any fractional share interest, without interest. After the Effective Date, to the extent permitted by law, NIB stockholders of record as of the Effective Date will be entitled to vote at any meeting of holders of Regions Common Stock the number of whole shares of Regions Common Stock into which their NIB Common Stock has been converted, regardless of whether such stockholders have surrendered their NIB Common Stock certificates. NO DIVIDEND OR OTHER DISTRIBUTION PAYABLE AFTER THE EFFECTIVE DATE WITH RESPECT TO REGIONS COMMON STOCK, HOWEVER, WILL BE PAID TO THE HOLDER OF ANY UNSURRENDERED NIB CERTIFICATE UNTIL THE HOLDER DULY SURRENDERS SUCH CERTIFICATE. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid in lieu of any fractional share interest will be delivered to such stockholder, in each case without interest. Under applicable unclaimed property statutes, if the stock certificates are not claimed within certain time periods (seven years under Louisianna law) and there are no other communications with Regions during that time, the property may be deemed abandoned.

     The stock transfer books of NIB will be closed at the effective time of the Merger and after the Effective Date, there will be no transfers of shares of NIB Common Stock on NIB's stock transfer books. If certificates representing shares of NIB Common Stock are presented for transfer after the Effective Date, they will be canceled and exchanged for the shares of Regions Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to a number of conditions, including, but not limited to:

     (a) approval from the Federal Reserve and the Louisiana Commissioner, and the expiration of all applicable waiting periods associated with these approvals, without any conditions or restrictions that would, in the reasonable judgment of Regions' Board of Directors, so materially adversely impact the economic benefits of the transactions contemplated by the Agreement that, had such condition or requirement been known, Regions would not, in its reasonable judgment have entered into the Agreement;

     (b) the approval by the holders of requisite number of shares of NIB Common Stock;

     (c) the absence of any action by any governmental or regulatory authority of competent jurisdiction restricting, prohibiting, or making illegal the consummation of the Merger and the other transactions contemplated by the Agreement;

     (d) the receipt of a satisfactory opinion of counsel that the Merger qualifies for federal income tax treatment as a reorganization under Section 368(a) of the Code and that the exchange of NIB Common Stock for Regions Common Stock will not give rise to recognition of gain or loss to NIB stockholders, except to the extent of any cash received; and

     (e) notification for listing on the Nasdaq National Market of the shares of Regions Common Stock to be issued in the Merger.

     Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Agreement, including generally, among others: (i) the delivery by Regions and NIB of opinions of their respective counsel opining generally as to the corporate authority, existence, and ownership of the respective party; (ii) certificates executed by their respective duly authorized officers as to the satisfaction of certain conditions and obligations set forth in the Agreement; (iii) as of the Effective Date, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party; and (iv) the receipt by NIB of an opinion of NIB's financial advisor that the consideration to be received in the Merger by the stockholders of NIB is fair to such stockholders from a financial point of view.

REGULATORY APPROVALS

     The Merger may not proceed in the absence of receipt of the requisite regulatory approvals. There can be no assurance that such regulatory approvals will be obtained or as to the timing of such approvals. There also can be no assurance that such approvals will not be accompanied by a conditional requirement which causes such approvals to fail to satisfy the conditions set forth in the Agreement. Applications for the approvals described below have been submitted to the appropriate regulatory agencies.

     Regions and NIB are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

     The Merger requires the prior approval of the Federal Reserve, pursuant to
Section 3 of the BHC Act. In granting its approval under Section 3 of the BHC Act, the Federal Reserve must take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) if its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHC Act, the Merger may not be consummated until the 30th day following the date of Federal Reserve approval, which may be shortened by the Federal Reserve to the 15th day, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.

     The Merger also is subject to the approval of the Louisiana Commissioner. In its evaluation, the office of the Louisiana Commissioner will take into account considerations similar to those applied by the Federal Reserve.

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

     Prior to the Effective Date, and to the extent permitted by law, any provision of the Agreement generally may be (i) waived by the party benefitted by the provision or (ii) amended by a written agreement between Regions and NIB approved by their respective Boards of Directors; provided, however, that after approval by the NIB stockholders, no amendment that pursuant to the Louisiana Act requires further approval of the NIB stockholders, including decreasing the consideration to be received by NIB stockholders, may be made without the further approval of such stockholders.

     The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date, either before or after approval by NIB stockholders, under certain circumstances, including:

     (a) by the Board of Directors of either party upon final denial of any required consent of any regulatory authority, provided that the terminating party is not then in material breach of any provision of the Agreement, or by the Board of Directors of Regions if any required regulatory approval is conditioned or restricted in the manner described under "--Conditions to Consummation of the Merger" above;

     (b) by the Board of Directors of either party, if the holders of the requisite number of shares of NIB Common Stock shall not have approved the Agreement;

     (c) by mutual agreement of the Boards of Directors of Regions and NIB;

     (d) by the Board of Directors of either party, in the event of a breach by the other party of any provision of the Agreement which meets certain standards specified in the Agreement and cannot be or has not been cured within 30 days after the giving of written notice to the breaching party; or

     (e) by the Board of Directors of either party if the Merger shall not have been consummated by December 31, 1997, but only if the failure to consummate the Merger by such date has not been caused by the terminating party's breach of the Agreement.

     If the Agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination generally will not relieve the parties from the consequences of any uncured willful breach of the Agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER

     Each of NIB and Regions generally has agreed to take no action that would affect, adversely and materially, the ability of either party to perform its covenants and agreements under the Agreement or to obtain any consent or approval required for the consummation of the transactions contemplated by the Agreement. In addition, the Agreement contains certain other restrictions applicable to the conduct of the business of either NIB or Regions prior to consummation of the Merger, as described below.

      NIB. NIB has agreed not to take certain actions relating to the operation of its business pending consummation of the Merger without the prior written consent of Regions. Those actions generally include, without limitation: (i) amending the Articles of Incorporation or Bylaws or other governing instrument of NIB and its subsidiaries; (ii) incurring any additional debt or other obligation for borrowed money (other than indebtedness among NIB and its subsidiaries) in excess of an aggregate amount outstanding at any time of $150,000 (for NIB and its subsidiaries on a consolidated basis) except in the ordinary course of business consistent with past practices (as described in the Agreement); (iii) acquiring or exchanging (other than exchanges in the ordinary course under employee benefit plans) any shares, or any securities convertible into shares, of its capital stock or paying any dividend or other distribution in respect of its capital stock, except that NIB may, but shall not be legally obligated to, declare and pay regular quarterly cash dividends at a rate not in excess of $.10 per share, in accordance with past practice; (iv) issuing, encumbering, or selling any additional shares of any NIB capital stock, any rights to acquire any such stock, or any security convertible into such stock (except as set forth in the Agreement or pursuant to previously outstanding options); (v) adjusting, splitting, combining, or reclassifying any of its capital stock or the capital stock of any subsidiary; (vi) making any material investment in or otherwise acquiring control over any other entity; (vii) granting any increase in compensation or benefits to employees, officers, or directors (except in accordance with past practice or previously approved by the NIB Board of Directors, in each case as previously disclosed to Regions or as required by law), paying any severance pay or bonus (except pursuant to any existing written policies or contracts as previously disclosed to Regions), entering into or amending any severance agreements with officers, or voluntarily accelerating the vesting of any employee benefits; (viii) entering into or amending any employment contract that it does not have the unconditional right to terminate (unless such amendment is required by law);
(ix) adopting any new employee benefit plan or program, or materially changing any existing plan or program (except for any change required by law or a change which, in the opinion of counsel, is necessary to maintain the tax qualified status of any such plan); (x) making any significant change in any tax or accounting methods or systems of internal accounting controls (except in conformity to changes in tax laws or generally accepted accounting principles ("GAAP")); (xi) commencing any material litigation (except in accordance with past practices), or settling any litigation for money damages in excess of $100,000 or imposing material restrictions upon the operations of NIB or any of its subsidiaries; or (xii) modifying, amending or terminating any material contract or waiving, releasing, compromising or assigning any material rights or claims.

     In addition, NIB has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity. NIB also has agreed not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except in compliance with the fiduciary obligations of its Board of Directors. In addition, NIB has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.

     REGIONS. Regions has generally agreed that Regions and each of its subsidiaries will continue to conduct its business in a manner designed in its reasonable judgment to enhance the long-term value of Regions Common Stock and the business prospects of Regions and its subsidiaries and to the extent consistent therewith use all reasonable efforts to preserve intact Regions' subsidiaries' core businesses and goodwill with their respective employees and the communities they serve. The Agreement prohibits Regions from amending its certificate of incorporation or bylaws in any manner which is adverse to, and discriminates against, the holders of NIB Common Stock.


MANAGEMENT FOLLOWING THE MERGER

     Consummation of the Merger will not alter the present officers and directors of Regions. Information concerning the management of Regions is included in the documents incorporated herein by reference. See "Documents Incorporated by Reference."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     The Agreement generally provides that Regions will, and will cause NIB to, indemnify each person entitled to indemnification from NIB or any of its subsidiaries, as the case may be, to the full extent permitted by the Louisiana Act and by NIB's Articles of Incorporation or Bylaws in effect on the date of the Agreement, for six years from the Effective Date with respect to matters occurring at or prior to the Effective Date.

     The Agreement also provides that, after the Effective Date, Regions will provide generally to officers and employees of NIB and its subsidiaries who, at or after the Effective Date, become officers or employees of Regions or its subsidiaries, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by Regions and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with NIB or its subsidiaries prior to the Effective Date will be treated as service with Regions or its subsidiaries. The Agreement further provides that Regions will cause NIB to honor all employment, severance, consulting, and other compensation contracts previously disclosed to Regions between NIB or its subsidiaries and any current or former director, officer, or employee, and all provisions for vested amounts earned or accrued through the Effective Date under NIB's benefit plans. The employment contracts between NIB and Ernest Freyou and certain other officers of NIB provide for special payments to the employee (three times his current salary as to Mr. Ernest Freyou and one or two times their current salaries as to other officers) under certain circumstances in the event of termination of the contract as a result of the Merger.

     As described above under " -- Treatment of NIB Options," the Agreement also provides that all rights with respect to NIB Common Stock pursuant to stock options or stock appreciation rights granted by NIB under its stock option and other stock-based compensation plans which are outstanding at the Effective Date, whether or not then exercisable, will be converted into and will become rights with respect to Regions Common Stock, and Regions will assume each of such options in accordance with its terms. By their terms, all the options become fully exercisable upon a change in control as described in the Stock Option Plan (which would include a merger). The options are currently only 20% vested and would (in the absence of a change in control) vest in additional 20% increments on the anniversary date of the Stock Option Plan over the next four years.


     Pursuant to the Agreement, each director of NIB was required to execute and deliver to Regions a Support Agreement providing, among other things, that such person (i) will not transfer or encumber his shares of NIB stock during the term of the Agreement except to Regions, (ii) will vote or cause to be voted all of the shares of NIB stock over which he has voting authority (other than in a fiduciary capacity) in favor of the Agreement and (iii) will not, for a period of two years after the Effective Time of the Merger, serve as a consultant to, a management official of or become a major stockholder in any financial institution with an office located in any parish in Louisiana in which NIB has a banking office. The restrictions in item (iii) are not effective if such person is not offered employment as a director or advisory director of Regions or any of its subsidiaries at the Effective Time of the Merger or, if such person is so employed, if his employment is terminated by Regions after the Effective Time of the Merger, without cause. Further, each of the directors of NIB was required to execute and deliver to Regions a Claims Letter, effective upon the Effective Time of the Mergers releasing NIB, its officers, directors and controlling shareholders, and any subsidiary or affiliate of NIB, or any successor in interest to NIB, from any and all claims and liabilities except for claims for indemnification existing on the date of the Claims Letter. Jules A. (Tony) Schwing's Claims Letter was required to so release the foregoing parties from any and all claims and liabilities except for claims for indemnification existing on the date of the Claims Letter (other than claims for indemnification arising out of claims brought by the Succession of Jules B. Schwing, the Succession of Marie Louise Landry Schwing, the Schwing Insurance Agency and/or members of the family of Jules B. Schwing). Further, Tony Schwing's Claims Letter contains an undertaking that he use his best efforts to obtain prior to the Effective Time of the Merger a similar release from the Succession of Jules
B. Schwing, the Succession of Marie Louise Landry Schwing, the Schwing Insurance Agency, and certain of Tony Schwing's siblings. Such releases have been obtained from all of those parties. The releases by Tony Schwing, Marie Louise Schwing, Edmond L. Schwing and John E. Schwing, III includes an agreement to indemnify, hold harmless and defend NIB, the Bank, and the officers, directors and certain controlling stockholders thereof from claims for brokerage, investment banking, legal or other related fees and expenses incurred by the indemnifying parties directly or indirectly in connection with any actual or proposed merger. Certain demands for reimbursement of fees of this nature were made in connection with NIB's negotiations last year with Whitney Holding Corporation, but NIB understood them subsequently to be withdrawn. It is uncertain whether any such demands will be renewed in connection with this transaction.



     As of April 22, 1997, directors and executive officers of NIB owned no shares of Regions Common Stock.


DISSENTING STOCKHOLDERS

     General. Each NIB stockholder who objects to the Merger shall be entitled to the rights and remedies of dissenting stockholders provided in Section 131 of the Louisiana Act, a copy of which is included as Appendix C to this Proxy Statement/Prospectus.

     Statutory Requirements. The following is a summary of the steps to be taken by a NIB stockholder who is interested in perfecting such holder's dissenters' rights and should be read in conjunction with the full text of

Section 131 of the Louisiana Act. Each of the steps enumerated below must be taken in strict compliance with the applicable provisions of the statute in order for holders of NIB Common Stock to perfect their dissenters' rights. If the Merger is approved by 80% or more of the total voting power of NIB, then dissenters' rights of appraisal, in accordance with the Louisiana Act, will not be available.

     Any written objection, demand, or notice required by the Louisiana Act in connection with the exercise of dissenters' rights should be sent to NIB at 800 South Lewis Street, New Iberia, Louisiana, 70560, Attention: Robert F. Eppley, Corporate Secretary. It is recommended that all required documents to be delivered by mail be sent by registered or certified mail with return receipt requested.

     Any holder of NIB Common Stock who disapproves of or objects to the proposed Merger and who wishes to receive in cash the "fair value" of such shares (determined as of the day before the Agreement is approved by the stockholders) may elect to do so by taking all of the following steps:

     (a) Such stockholder must file with NIB, prior to or at the Special Meeting, a written objection to the proposed Merger.

     (b) Such stockholder must also vote such holder's shares of NIB Common Stock against the Merger. If the Merger is approved by the required vote, but by less than 80% of the total voting power, and the Merger authorized thereby is effected, Regions promptly thereafter shall give written notice thereof, by registered mail, to each stockholder who both filed such written objection to, and voted such holder's shares against, the Merger, at such stockholder's last address on NIB's records.

     (c) Each such stockholder, within 20 days after the mailing of such notice to such holder, but not thereafter, must file with Regions a demand in writing for the fair cash value of such holder's shares of NIB Common Stock as of the day before such vote was taken, and such holder must state in such demand the value demanded and a post office address to which the reply of Regions may be sent.

     (d) At the same time, such stockholder must deposit in escrow in a chartered bank or trust company located in Iberia Parish the certificates representing such holder's shares of NIB Common Stock, duly endorsed and transferred to Regions upon the sole condition that such certificates shall be delivered to Regions upon payment of the value of the shares determined in accordance with the provisions of Section 131 of the Louisiana Act.

     (e) With the demand, the stockholder must deliver to Regions the written acknowledgment of such bank or trust company that it so holds such holder's certificates of NIB Common Stock.

     Any stockholder who fails to take each of the required actions outlined above in a timely manner will not be entitled to exercise the rights of a dissenting stockholder.

     Unless the objection, demand, and acknowledgment are made and delivered by the stockholder within the required time period, such holder conclusively shall be presumed to have acquiesced in the Merger. If Regions does not agree to the value so stated and demanded, or does not agree that a payment is due, within 20 days after receipt of such demand and acknowledgment, it shall notify the stockholder in writing, at the designated post office address, of its disagreement and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied stockholder, the value demanded.

     In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions described above, the dissatisfied stockholder, within 60 days after receipt of notice in writing of Regions' disagreement, but not thereafter, may file suit against Regions, in the district court of Iberia Parish praying the court to fix and decree the fair cash value of the dissatisfied stockholder's shares of NIB Common Stock as of the day before the stockholder vote on the Agreement was taken, and the court, on such evidence as may be adduced in relation thereto, shall determine summarily whether any payment is due and, if so, such cash value and render judgment accordingly. Any stockholder entitled to file such suit, within such 60-day period, but not thereafter, may intervene as a plaintiff in such suit filed by another stockholder and recover therein judgment against Regions for the fair cash value of such holder's shares of NIB Common Stock. Failure of the stockholder to bring suit, or to intervene in such a suit, within 60 days after receipt of notice of disagreement by Regions conclusively shall bind the stockholder (i) to acquiesce in, and not contest Regions' statement that no payment is due or (ii) if Regions does not contend that no payment is due, to accept the value of such holder's shares of NIB Common Stock as fixed by Regions in its notice of disagreement.

     A stockholder, upon filing a demand for the value of such holder's shares, shall cease to have any of the rights of a stockholder, except the rights accorded by Section 131 of the Louisiana Act. Such a demand may be withdrawn by the stockholder at any time before Regions gives notice of disagreement, as provided by the Louisiana Act. After such notice of disagreement is given, withdrawal of the demand shall require the consent of Regions. If a demand is withdrawn, or the Merger is abandoned or rescinded, or a court shall determine that the stockholder is not entitled to receive payment for such holder's shares of NIB Common Stock, or the stockholder shall otherwise lose such holder's dissenters' rights, such holder shall not have the right to receive a cash payment for such holder's shares of NIB Common Stock, such holder's share certificates shall be returned (and, on such holder's request, new certificates shall be issued in exchange for the old ones endorsed to Regions), and such holder shall be reinstated to all rights as a stockholder as of the filing of such holder's demand for value, including the right to payment of any intervening dividend or other distribution, or if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of Regions, the fair value thereof in cash as determined by the Regions Board, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     THE FOLLOWING IS A SUMMARY OF CERTAIN ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS SUMMARY IS BASED ON THE FEDERAL INCOME TAX LAWS NOW IN EFFECT AND AS CURRENTLY INTERPRETED; IT DOES NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAWS OR INTERPRETATIONS, INCLUDING AMENDMENTS TO APPLICABLE STATUTES OR REGULATIONS OR CHANGES IN JUDICIAL OR ADMINISTRATIVE RULINGS, SOME OF WHICH MAY HAVE RETROACTIVE EFFECT. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, THIS SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR STATUS (FOR EXAMPLE, AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, DEALERS IN SECURITIES, INSURANCE COMPANIES, AND CORPORATIONS, AMONG OTHERS). NOR DOES THIS SUMMARY ADDRESS ANY CONSEQUENCES OF THE MERGER UNDER ANY STATE, LOCAL, ESTATE, OR FOREIGN TAX LAWS. STOCKHOLDERS, THEREFORE, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

     A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service. Instead, Alston & Bird, special counsel to Regions, has rendered an opinion to Regions and NIB concerning certain federal income tax consequences of the proposed Merger under federal income tax law. It is such firm's opinion that:

     (a) Provided the Merger qualifies as a statutory merger under the Delaware GCL and the Louisiana Act, the Merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Code. NIB and Regions will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

     (b) The stockholders of NIB will recognize no gain or loss upon the exchange of their NIB Common Stock solely for shares of Regions Common Stock.

     (c) The basis of the Regions Common Stock received by the NIB stockholders in the Merger will, in each instance, be the same as the basis of the NIB Common Stock surrendered in exchange therefor, less the basis of any fractional share of Regions Common Stock settled by cash payment.

     (d) The holding period of the Regions Common Stock received by the NIB stockholders will, in each instance, include the period during which the NIB Common Stock surrendered in exchange therefor was held, provided that the NIB Common Stock was held as a capital asset on the date of the exchange.

     (e) The payment of cash to NIB stockholders in lieu of fractional share interests of Regions Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Code. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging stockholder.

     (f) Where solely cash is received by a NIB stockholder in exchange for NIB Common Stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of such holder's NIB Common Stock, subject to the provisions and limitations of Section 302 of the Code.

     THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, FOREIGN, OR OTHER TAX CONSEQUENCES OF THE MERGER. NIB STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX CONSEQUENCES UNDER STATE, LOCAL OR FOREIGN LAW.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a pooling of interests as that term is used pursuant to GAAP, for accounting and financial reporting purposes. Under the pooling-of-interests method of accounting, assets, liabilities, and equity of the acquired company are carried forward to the combined entity at their stated amounts. See "Summary--Comparative Per Share Data."

EXPENSES AND FEES

     The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions will bear and pay the filing fees and printing costs in connection with this Proxy Statement/Prospectus. Notwithstanding the foregoing, the Agreement provides that, under certain circumstances involving termination of the Agreement or failure to consummate the Merger, for a specified time period (generally not exceeding 12 months) following such termination or failure to consummate, upon NIB's entering into any letter of intent or agreement with respect to any business combination with any third party, such third party will pay Regions the amount of $2,000,000 for its direct expenses and indirect costs and expenses incurred by Regions in negotiating and carrying out the transactions contemplated by the Agreement. If such third-party should refuse to pay such amount, it will become an obligation of NIB and be paid promptly by NIB upon receipt of notice from Regions.

RESALES OF THE REGIONS COMMON STOCK

     The Regions Common Stock to be issued to NIB stockholders in the Merger has been registered under the Securities Act, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with, NIB (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors, and 10% stockholders) at the time of the Special Meeting. Affiliates may not sell shares of Regions Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act or in compliance with SEC Rule 145 or in accordance with a legal opinion satisfactory to Regions that such sale or transfer is otherwise exempt from the Securities Act registration requirements.

     Each person who NIB reasonably believes will be an affiliate of NIB will be requested to deliver to Regions a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any Regions Common Stock to be received by such person upon consummation of the Merger, except in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder, and receipt by Regions of such agreements is a condition to Regions' obligation to close the transaction.

                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

     As a result of the Merger, holders of NIB Common Stock will be exchanging their shares of a Louisiana corporation governed by the Louisiana Act and NIB's Articles of Incorporation, as amended (the "Articles"), and Bylaws, for shares of Regions, a Delaware corporation governed by the Delaware GCL and Regions' Certificate of Incorporation (the "Certificate") and Bylaws. Certain significant differences exist between the rights of NIB stockholders and those of Regions stockholders. The differences deemed material by NIB and Regions are summarized below. In particular, Regions' Certificate and Bylaws contain several provisions that may be deemed to have an antitakeover effect in that they could impede or prevent an acquisition of Regions unless the potential acquiror has obtained the approval of Regions' Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Louisiana Act and the Delaware GCL as well as to Regions' Certificate and Bylaws and NIB's Articles and Bylaws.

ANTITAKEOVER PROVISIONS GENERALLY


     The provisions of Regions' Certificate and Bylaws described below under the headings, "--Authorized Capital Stock," "--Amendment of Certificate or Articles of Incorporation and Bylaws," "--Classified Board of Directors and Absence of Cumulative Voting," "--Removal of Directors," "--Limitations on Director Liability," "--Special Meetings of Stockholders," "--Actions by Stockholders Without a Meeting," "--Stockholder Nominations," and "--Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware GCL described under the heading "--Business Combinations With Certain Persons," are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist Regions' Board of Directors in playing a role in connection with attempts to acquire control of Regions, so that the Board can further and protect the interests of Regions and its stockholders as appropriate under the circumstances, including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the stockholders upon such a sale.


     Although Regions' management believes the Protective Provisions are, therefore, beneficial to Regions' stockholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, Regions' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, Regions may be able to avoid those expenditures of time and money.

     The Protective Provisions also may discourage open market purchases by a potential acquiror. Such purchases may increase the market price of Regions Common Stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of Regions Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquiror to obtain control of Regions through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for Regions' stockholders to replace the Board of Directors or management, even if a majority of the stockholders believes such replacement is in the best interests of Regions. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK



     Regions. The Certificate authorizes the issuance of up to 120,000,000 shares of Regions Common Stock, of which 66,435,634 shares were issued as of March 17, 1997, none of which were held as treasury shares. Subject to stockholder approval, Regions intends to effect a 2 for 1 stock split on June 13, 1997. Regions' Board of Directors may authorize the issuance of additional shares of Regions Common Stock without further action by Regions' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Regions' capital stock may be listed. The Certificate does not provide preemptive rights to Regions stockholders.

     The authority to issue additional shares of Regions Common Stock provides Regions with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Regions Common Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Regions. In addition, the sale of a substantial number of shares of Regions Common Stock to persons who have an understanding with Regions concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Regions Common Stock (or the right to receive Regions Common Stock) to Regions stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Regions.

     NIB. NIB's authorized capital stock consists of 10,000,000 shares of NIB Common Stock, which is the only class of capital stock authorized and of which 2,999,988 shares were issued and outstanding as of the Record Date and 150,000 are reserved for issuance pursuant to outstanding stock options, none of which have been exercised.

     Pursuant to the Louisiana Act, except as provided in the next sentence, NIB's Board of Directors may authorize the issuance of additional shares of NIB Common Stock without further action by NIB's stockholders. NIB's Articles, as amended, provide the stockholders of NIB with preemptive rights to purchase or subscribe to any unissued authorized shares of NIB Common Stock being issued for cash. Stockholders have no preemptive right with respect to, among others, shares issued for consideration other than cash, shares issued to satisfy conversion or option rights or treasury shares. If the Merger is approved, former NIB stockholders who become Regions stockholders will no longer have preemptive rights.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

     Regions. The Delaware GCL generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and (ii) the shares of each class of stock entitled to vote thereon as a class is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. The Certificate states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of the Certificate and Bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

     The Certificate also provides that the Board of Directors has the power to adopt, amend, or repeal the Bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any Bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the outstanding shares of Regions Common Stock.

     NIB. The Louisiana Act generally provides that a Louisiana corporation's articles of incorporation may be amended by the affirmative vote of at least two-thirds of the voting power present at a meeting, unless the articles of incorporation provide for a higher or lower voting requirement. NIB's Articles provide that the affirmative vote of not less than two-thirds of the outstanding shares of NIB is required to amend the Articles.

     The Bylaws provide that they may be amended or repealed by the Board or the stockholders at any regular or special meeting. Because the Bylaws do not specify a different vote requirement, action by the stockholders with respect to amending or repealing any Bylaws may be taken by a majority of votes actually cast. Any action by the Board in connection with adopting, amending or repealing any Bylaw may be taken by majority vote.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

     Regions. The Certificate provides that Regions' Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

     The effect of Regions having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year; consequently, two annual meetings are effectively required for Regions' stockholders to change a majority of the members of the Board.

     Pursuant to the Certificate, each stockholder generally is entitled to one vote for each share of Regions stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of Regions Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Regions Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of Regions Common Stock to obtain representation on Regions' Board of Directors.

     NIB. NIB's Articles do not provide for a classified board of directors, but they do provide for cumulative voting rights in the election of directors. Thus, as described above, if minority stockholders request cumulative voting in the election of directors, they may be able to obtain representation on the Board. This will not be the case for stockholders of Regions. The number of NIB directors is as designated in the Bylaws or, if not so designated, as elected from time to time by the shareholders.

REMOVAL OF DIRECTORS

     Regions. Under the Certificate, any director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of Regions' voting stock.

     NIB. Pursuant to the Louisiana Act, a director may be removed by the stockholders with or without cause by vote of a majority of the total voting power at any special meeting called for that purpose, except that, if a director has been elected by the exercise of cumulative voting, such director may not be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board.

LIMITATIONS ON DIRECTOR LIABILITY

     Regions. The Certificate provides that a director of Regions will have no personal liability to Regions or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

     Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of such director's duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefitted Regions and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.

     NIB. The Louisiana Act permits a corporation's articles of incorporation to relieve directors and officers of liability for money damages generally as described above. The Articles of NIB do include such limitations on director or officer liability. Further, Louisiana Banking Law provides that a director or officer of a bank or bank holding company shall not be personally liable to the corporation or the stockholders thereof for monetary damages unless the director or officer acted in a grossly negligent manner or engaged in conduct that demonstrates a greater disregard of the duty of care than gross negligence (including intentional tortious conduct or intentional breach of duty of loyalty).

INDEMNIFICATION

     Regions. The Certificate provides that Regions will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware GCL. Under Section 145 of the Delaware GCL as currently in effect, other than in actions brought by or in the right of Regions, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Regions, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Regions, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Regions has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.

     NIB. NIB's Bylaws provide for indemnification of its directors, officers, employees, and agents in substantially the same manner and with substantially the same effect as in the case of Regions.

SPECIAL MEETINGS OF STOCKHOLDERS

     Regions. Regions' Certificate and Bylaws provide that special meetings of stockholders may be called at any time, but only by the chief executive officer, the secretary, or the Board of Directors of Regions. Regions stockholders do not have the right to call a special meeting or to require that Regions' Board of Directors call such a meeting. This provision, combined with other provisions of the Certificate and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Regions' Board of Directors by calling a special meeting of stockholders at which such stockholder could replace the entire Board with nominees who were in favor of such proposal.

     NIB. Under the Bylaws, a special meeting of NIB stockholders may be called by the Chairman of the Board, the Chief Executive Officer or the Board of Directors. In addition, upon the request of any stockholder or stockholders holding in the aggregate one-fifth of the total voting power, the Secretary is required to call a special meeting at such time as the Secretary may fix (not less than 15 nor more than 60 days after receipt of the request), and if the Secretary does not do so, the stockholder or stockholders making the request may do so.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

     Regions. The Certificate provides that any action required or permitted to be taken by Regions stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the Board of Directors, chief executive officer, or secretary, even if a majority of the stockholders were in favor of such action.

     NIB. Under the Articles, any action requiring or permitting stockholder approval may be approved by written consent of stockholders holding the proportion of voting power sufficient to determine the matter.

STOCKHOLDER NOMINATIONS

     Regions. Regions' Certificate and Bylaws provide that any nomination by stockholders of individuals for election to the Board of Directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the Secretary of Regions not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the Secretary of Regions not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated, including information concerning (i) the name, age, business, and, if known, residential address of each nominee, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of Regions capital stock beneficially owned by each such nominee. The Board of Directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.

     NIB. NIB's Bylaws also provide for advance notice of director nominations by stockholders. Only stockholders of NIB owning an aggregate of 0.2% of the outstanding capital stock of NIB may make nominations. Nominations by qualifying stockholders must be made by written notice delivered or mailed to the Chairman of the Board and received by him 65 days prior to the first anniversary of the preceding year's annual meeting (or, if the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary, 65 days prior to the newly-scheduled annual meeting). The notice must contain information about the person to be nominated and the nominating stockholder, including, (i) the name, address, principal occupation and number of shares of NIB owned by the nominee, (ii) the name, address and number of shares of NIB owned by the nominating stockholder, (iii) the number of shares of any other financial institution owned by the nominee or the nominating stockholder, the name of such institution and whether the nominee is on the board of any other financial institution, (v) whether the nominee has ever been convicted of or pleaded nolo contendere to certain criminal offenses or filed a petition in bankruptcy or been adjudged a bankrupt; and (v) whether the proposed nominee is or has ever been prohibited by any regulatory agency from serving on the board of any financial institution. The nominee must hold the required qualifying shares for a director of The New Iberia Bank at the time of his nomination. The notice must be signed by the nominating stockholder and the nominee and must be accompanied by a consent to be named as a nominee for election as a director from the nominee. The Board is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires. Stockholder nominations not made in accordance with this procedure may be disregarded by the Chairman of the meeting and all votes cast for such nominee may be disregarded.

     Further, NIB's Bylaws include advance notice requirements for business to be proposed by stockholders at any annual meeting of stockholders. Such notice must be in writing and delivered or mailed to the Secretary of NIB at NIB's principal executive office. It must be received 65 days prior to the first anniversary of the preceding year's annual meeting (or, if the annual meeting is advanced by more than 30 days or delayed for more than 60 days from the first anniversary, 65 days prior to the newly-scheduled annual meeting). It must contain (i) a brief description of the business to be brought before the meeting and the reasons therefor, (ii) the name, address and number of shares of stock of NIB held by the proposing stockholder, (iii) a representation that the stockholder intends to appear at the meeting to present the business and (iv) any material interest of the stockholder in the business. Further, the proposed business must be a proper subject to be brought before the annual meeting. After receipt of such a notice, the Board is required to determine (at its next regular meeting or within three business days of receipt, whichever is later) whether the business is a proper subject to be brought before the meeting. The Chairman of the Board is required to notify the proposing stockholder promptly if the Board determines the proposal is not proper or is otherwise not in compliance with the requirements of the Bylaws.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

     Regions. The Certificate generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease of any substantial part of the assets of Regions to any party that beneficially owns 5.0% or more of the outstanding shares of Regions voting stock, unless the transaction was approved by Regions' Board of Directors before the other party became a 5.0% beneficial owner or is approved by 75% or more of the Board of Directors after the party becomes such a 5.0% beneficial owner. In addition, the Delaware GCL generally requires the approval of a majority of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, (ii) any sale, lease, or exchange of all or substantially all of Regions property and assets, or (iii) the dissolution of Regions. However, pursuant to the Delaware GCL, Regions may enter into a merger transaction without stockholder approval if (i) Regions is the surviving corporation, (ii) the agreement of merger does not amend in any respect Regions' Certificate, (iii) each share of Regions stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Regions after the effective date of the merger, and (iv) either no shares of Regions Common Stock and no shares, securities, or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of Regions Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities, or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Regions Common Stock outstanding immediately prior to the effective date of the merger.

     NIB. The Louisiana Act generally requires the affirmative vote of at least two-thirds of the voting power present, or by such larger or smaller vote, but not less than a majority of the voting power present or of the total voting power, as the Articles of Incorporation may prescribe to effect (i) any merger or consolidation with or into any other corporation, or (ii) any sale or lease of any substantial part of the assets of the corporation if the corporation is not insolvent. NIB's Articles provide that the affirmative vote of not less than two-thirds of the outstanding stock of NIB is required to approve, among others, any merger, consolidation or transfer of corporate assets.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

     Regions. Section 203 of the Delaware GCL ("Section 203") places certain restrictions on "business combinations" (as defined in Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock). Section 203 generally applies to Delaware corporations, such as Regions, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by
Section 203.

     Regions has not specifically elected to avoid the application of Section
203. As a result, Section 203 generally would prohibit a business combination by Regions or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (i) prior to the time when the person or entity becomes an interested stockholder, Regions' Board of Directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (ii) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Regions voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or
(iii) once the person or entity becomes an interested stockholder, the business combination is approved by Regions' Board of Directors and by the holders of at least two-thirds of the outstanding Regions voting stock, excluding shares owned by the interested stockholder.

     NIB. Section 133 of the Louisiana Act ("Section 133") places similar restrictions on "business combinations" (as defined in Section 132(4) of the Louisiana Act, generally including mergers, consolidations, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by Louisiana corporations with an "interested stockholder" (as defined in Section 132(9) of the Louisiana Act, generally the beneficial owner of 10% or more of the voting power of the then outstanding voting stock and affiliates of such persons). Section 133 generally applies to business combinations of Louisiana corporations having greater than 100 beneficial owners of its stock or which did not have an interested stockholder on January 1, 1985, unless the articles of incorporation expressly provide otherwise. Section 133 generally does not apply provided the stockholders receive in the business combination substantially similar consideration for their shares of stock in the corporation in terms of price and method of payment, as determined in accordance with
Section 134B of the Louisiana Act, as the interested stockholder received for its shares of stock in the corporation acquired by such interested stockholder within two years of such business combination.

     As NIB has not specifically elected to avoid the application of Section 133, Section 133 generally would prohibit a business combination by NIB with an interested stockholder unless the business combination is recommended by NIB's Board and approved by the affirmative vote of at least each of the following:
(i) 80% of the votes entitled to be cast by outstanding shares of NIB voting stock voting together as a single voting group and (ii) two-thirds of the votes entitled to be cast by holders of NIB voting stock, other than voting stock held by the interested stockholder who is a party to the business combination with NIB, voting together as a single voting group. As authorized by Section 134C, the Board of Directors adopted a resolution exempting the proposed Merger with Regions from Section 133. However, as Regions is not an "interested stockholder" with respect to NIB, Section 133 would not apply to the Merger in any event.

     Under Sections 135 through 140.2 of the Louisiana Act (the "Control Share Law"), a person who acquires shares in certain Louisiana corporations (including
NIB) and as a result increases such person's voting power in the corporation to or above any of three threshold levels (i.e., 20%, 33 1/3%, and 50%), acquires the voting rights with respect to such shares only to the extent granted by a majority in voting interest of the pre-existing, disinterested stockholders of the corporation. Certain acquisitions of shares are exempted from the provisions of the Control Share Law, including acquisitions pursuant to a merger, consolidation, or share exchange agreement to which the corporation is a party. Since Regions' acquisition of NIB Common Stock is to be made pursuant to a merger and NIB and Regions are parties to the Agreement with respect thereto, the Control Share Law does not apply to the Merger.

DISSENTERS' RIGHTS OF APPRAISAL

     Regions. The rights of appraisal of dissenting stockholders of Regions are governed by the Delaware GCL. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Regions could be a constituent corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) immediately above. Because Regions Common Stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of Regions Common Stock do not have dissenters' rights of appraisal.

     NIB. The rights of appraisal of dissenting stockholders under Louisiana law are described under "Description of the Transaction--Dissenting Stockholders."


STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

     Regions. The Delaware GCL provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

     NIB. Pursuant to the Louisiana Act, upon at least 5 days written notice of a demand to inspect corporate records, a stockholder who owns (and has owned for at least 6 months) at least 2% of the outstanding stock (25% in the case of a business competitor) is entitled to inspect specified corporate records for any proper and reasonable purpose.

DIVIDENDS

     Regions. The Delaware GCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Regions are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of Regions' subsidiary depository institutions to pay dividends to Regions. See "Certain Regulatory Considerations--Payment of Dividends."

     NIB. Pursuant to the Louisiana Act, a board of directors may from time to time make distributions out of surplus, as defined in the Louisiana Act, to its stockholders, subject to restrictions in its articles of incorporation, except when the corporation is insolvent or would thereby be made insolvent. If the corporation has no surplus available for dividends, it may pay dividends out of its net profits for the then current or preceding fiscal year or both, except no dividend may be paid at a time when the corporation's assets are (or would thereby be made) exceeded by its liabilities, or when the net assets are (or would thereby be made) less than the aggregate amount payable on liquidation to any shares of NIB common stock which have preferential rights in the event of liquidation.


                     COMPARATIVE MARKET PRICES AND DIVIDENDS

     Regions Common Stock is quoted on the Nasdaq National Market under the symbol "RGBK." NIB Common Stock is traded on the American Stock Exchange under the symbol "NIB." The following table sets forth, for the indicated periods, the high and low closing sale prices for Regions Common Stock and NIB Common Stock as reported on the Nasdaq National Market and the American Stock Exchange, respectively, and the cash dividends declared per share of Regions Common Stock and NIB Common Stock for the indicated periods. The dividend information for NIB Common Stock has been restated to reflect a 40 for 1 stock split effected on April 17, 1995 and a three-for-two stock split effected as a 50% stock dividend declared by the Board on August 12, 1996 and paid on September 24, 1996 to stockholders of record on September 10, 1996. Trading of NIB Common Stock on the American Stock Exchange commenced in August 1995; accordingly, share price information for NIB Common Stock for the first two quarters of 1995 is not included in the following table. (Based upon limited stock transactions between NIB and certain stockholders, it is believed that the stock of NIB traded at approximately $2.92 (as adjusted) during the first half of 1995. There can be no assurance that this limited information adequately reflects the actual high and low bids or prices for stock of NIB and, in fact, NIB believes that private sales between individuals may have taken place at higher and lower prices during those periods.)



                                              REGIONS                                     NIB
                                       PRICE RANGE   CASH DIVIDENDS            PRICE RANGE  CASH DIVIDENDS
                                       -----------      DECLARED               -----------     DECLARED
                                    HIGH        LOW     PER SHARE            HIGH         LOW  PER SHARE
                                    ----        ---     ---------            ----         ---  ---------
1995
First Quarter  ...............     $36.50    $31.63       $ .33                                  $ .05
Second Quarter................      37.44     34.50         .33                                    .05
Third Quarter.................      41.25     37.00         .33             $12.92     $ 9.33      .05
Fourth Quarter................      44.88     39.63         .33              15.83      11.17      .15

1996
First Quarter ................      48.00     40.75         .35              17.92      15.25      .05
Second Quarter ...............      48.38     42.25         .35              17.17      16.75      .05
Third Quarter.................      48.63     43.63         .35              16.92      13.00      .16
Fourth Quarter................      53.75     48.77         .35              18.88      17.00      .15

1997
First Quarter.................      61.88     51.38         .40              22.00      19.00      .08
Second Quarter (through
April 22, 1997) ..............      56.50     55.25         --               20.00      19.25      --



     On April 22, 1997, the last reported sale price of Regions Common Stock as reported on the Nasdaq National Market, and the price of NIB Common Stock as reported on the American Stock Exchange, were $55.88 and $19.75, respectively. On February 13, 1997, the last business day prior to public announcement of the proposed Merger, the last reported sale prices of Regions Common Stock and NIB Common Stock as reported on such markets were $57.50 and $21.00, respectively.


     The holders of Regions Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Regions has paid regular quarterly cash dividends since 1971. Although Regions currently intends to continue to pay quarterly cash dividends on the Regions Common Stock, there can be no assurance that Regions' dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

     Regions is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions, particularly Regions Bank in Alabama. Regions' subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Certain Regulatory Considerations--Payment of Dividends."

      NIB's dividend policy is to pay dividends when declared by the Board of Directors on a quarterly basis. The declaration of dividends is considered at the first Board meeting following the end of the quarter. Dividends, when declared, are disbursed out of funds legally available under Louisiana banking laws for state banks. NIB changed from semi-annual to quarterly dividend payments in March 1995 and has paid a quarterly dividend since that time.

                                 BUSINESS OF NIB

      NIB is a bank holding company organized under the laws of the state of Louisiana with its principal executive office located in New Iberia, Louisiana. NIB operates principally through the Bank, which is a state-chartered commercial bank and which provides a range of retail banking services through 12 offices in Iberia, Lafayette, and Vermilion Parishes. At December 31, 1996, NIB had total consolidated assets of approximately $299 million, total consolidated deposits of approximately $269 million, and total consolidated stockholders' equity of approximately $26 million. NIB's principal executive office is located at 800 South Lewis Street, New Iberia, Louisiana, 70560, and its telephone number at such address is (318) 365-6761.

     Additional information with respect to NIB and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus.
A copy of NIB's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, which is incorporated by reference herein, accompanies this Proxy Statement/Prospectus.



               VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF NIB


     The following table sets forth certain information concerning the beneficial owners of more than 5.0% of NIB Common Stock, as of April 22, 1997.




                          NAME AND ADDRESS                     AMOUNT AND NATURE       PERCENT OF
TITLE OF CLASS            OF BENEFICIAL OWNER                BENEFICIAL OWNERSHIP       CLASS (1)
--------------            -------------------                --------------------      ----------
                                                             DIRECT      INDIRECT
                                                             --------------------
Common Stock           Honorable Robert M. Fleming         907,320(1)                     30.24%
                       Provisional Executor of the
                       Estate of Jules B. Schwing and
                       the Estate of Marie Louise Landry
                       Schwing
                       P.O. Box 1150
                       Franklin, LA 70538-1150

Common Stock           Jules A. ("Tony") Schwing (2)        39,000         151,220         6.34
                       106 Bayou Drive
                       New Iberia, LA  70560

Common Stock           Edmond L. Schwing (2)                40,800         151,220         6.40
                       5306 Shoreline Drive
                       New Iberia, LA  70560

Common Stock           John E. Schwing, III (2)             39,600         151,220         6.36
                       223 Woodland Circle
                       New Iberia, LA  70560

Common Stock           Marie Louise Schwing (2)             40,800         302,440        11.44
                       625 E. Main Street
                       New Iberia, LA  70560

Common Stock           Susan Marie Schwing (3)              53,580         151,220         6.83
                       Brentwood Blvd.
                       Lafayette, LA  70503-3916

Common Stock           The New Iberia Bancorp, Inc.                        760,834        25.36
                       Concerned Shareholders Group (4)
                       Parish of Iberia, State of Louisiana

(1) The Estates of Jules B. Schwing and Marie Louise Landry Schwing, Provisional Executor Honorable Robert M. Fleming, beneficially own 907,320 shares or 30.24% of the outstanding common stock of NIB. Jules B. Schwing died on April 14, 1991, and Jules A. ("Tony") Schwing was appointed and confirmed as Executor for the succession of Jules B. Schwing on April 23, 1991. Marie Louise Landry Schwing died on June 17, 1985, and Jules A. ("Tony") Schwing was appointed and confirmed as Executor for the Succession of Marie Louise Landry Schwing on September 28, 1993. Robert M. Fleming was appointed Provisional Executor of the Estates of Jules B. Schwing and Marie Louise Landry Schwing on or about April 13, 1995, and Letters of Provisional Administration were issued to him on or about April 21, 1995. Each of the heirs with interests in the stock (being Jules A. ("Tony") Schwing, Edmond Schwing, John Schwing, Marie Schwing, individually and as curatrix for Charles Schwing, and Susan Schwing) claim under a Joint Motion and Judgment dated April 13, 1995, entered in the succession proceedings, the right to direct the Executor as to the voting of one-sixth, or approximately 151,220 shares each (and, as to Marie Schwing, two-sixths) of the stock in the successions. It is unknown at this time whether a change in control will occur when the shares owned by the estates are distributed. The Estates and Jules A. ("Tony") Schwing and his siblings as a group own 1,121,000 shares (37.37%) of NIB's outstanding common stock. The siblings of the deceased Jules B. Schwing (the children of J.E. Schwing other than the deceased Jules B. Schwing) collectively own 246,982 shares (8.23%) of NIB's outstanding common stock. The aforementioned stockholders own, in the aggregate, 1,367,982 shares of stock making them, as a group, 45.59% beneficial owners. The individual members of the Schwing family disclaim any beneficial ownership in the shares owned by the other members of the Schwing family.



(2) Information taken from Schedule 13D/A (Amendment No. 3) dated May 12, 1995, and filed by the following persons with the SEC: Jules A. Schwing, Estate of Jules B. Schwing, Estate of Marie Louise Landry Schwing, Robert M. Fleming, as Provisional Executor of the Estate of Jules B. Schwing and the Estate of Marie Louise Landry Schwing, Edmond L. Schwing, John E. Schwing, III, Marie Louise Schwing, Edmond A. Lamperez, M.D., James L. Gray, Charles
     C. LeMaire and Eugene A. Patout. Although these persons denied the existence of a group and disclaimed beneficial ownership of the stock held by the others (except as to the interests of Jules A., Edmond L., John E. and Marie Louise Schwing, in the shares held by the Estates), the Schedule 13D/A reports that collectively those persons beneficially owned in the aggregate 1,101,120 shares representing approximately 36.7% of the outstanding common stock of NIB. The Schedule 13D/A filing by this group suggests that the group may take actions that might result in a change in control of NIB. Edmond L. Schwing has 4,000 shares included in direct total being held in Street Name.


(3) Information taken from Schedule 13D filed by Susan Schwing with the SEC on May 18, 1995.


(4) On July 11, 1996, The New Iberia Bancorp, Inc. Concerned Shareholders Group (the "Group"), consisting of stockholders of NIB owning approximately 25.4% of the issued and outstanding common stock of NIB, filed a Schedule 13D with the Securities and Exchange Commission in which the members of the Group stated their intention to cooperate as a group to oppose a proposed merger of NIB with and into Whitney Holding Corporation. The information set forth herein with respect to the Group is taken from its Schedule 13D. The members included are: Anna Louise S. Allain
     (36,480 shares), Richard S. Allain, Sr. (600 shares), Roy J. Breaux, Jr. (45,000 shares), Mrs. Roy Breaux, Sr. (1,140 shares), Royce E. Breaux (45,000 shares), Roy Breaux, Jr. & R.C. Breaux Trust (4,800 shares), Benedict Jacques Broussard (13,680 shares), Daniel Broussard (13,530 shares), Edwin S. Broussard, III (17,895 shares), Estate of George Patout Broussard (38,580 shares), Flora Therese Schwing Broussard (17,700 shares), George P. Broussard, Jr. (9,570 shares), Kenneth J.S. Broussard (13,680 shares), Thomas S. Broussard, Sr. (13,320 shares), Alice C. Porter (27,240 shares), Henry D. Porter (1,620 shares), Lena Savoy Maumus Usufruct (36,000 shares), Pat Dougherty-Henriette S. Dougherty Usufruct (3,000 shares), Henriette S. Dougherty (33,120 shares), Margaret Ann Robbins Labiche (2,345 shares), John Thomas Robbins (3,366 shares), Alton
     P. Lasalle (1,980 shares), Alfred W. Lasalle (9,000 shares), Harriet Minvielle Lasalle (3,000 shares), Ruel Robbins and Mary Robbins (900 shares), Mary S. Robbins (29,082 shares), Ruel Howard Robbins, Jr (2,346 shares), James W. Schwing, Sr. (43,680 shares), Paul Schwing (33,420 shares), Pierre F. Schwing (34,740 shares), Susan M. Schwing (204,800 shares), Gregory Robert Olivier Dekeyzer (1,200 shares), Frankie Olivier Patout (6,600 shares), Jules G. Patout (9,000 shares), Frederic F. Ric Patout (300 shares), and Alfred Granger, Jr. (3,120 shares). A merger agreement was never executed by NIB and Whitney Holding Corporation and a press release announcing the termination of negotiations with respect to such a transaction was issued by NIB on July 16, 1996.


Information concerning the security ownership of management is included in the Annual Report of NIB on Form 10-K for the year ended December 31, 1996, which is incorporated herein by reference. See "Documents Incorporated by Reference." Since the date of such Annual Report, J. Preston Duhe, listed as a director of the Bank, retired as a Bank director effective March 31, 1997.

                              CERTAIN LITIGATION

The Bank is named as the trustee of the Jules B. Schwing Childrens Trust (the "Trust") in the last will and testament of Jules B. Schwing. Under the will, the main asset of the Trust will be stock of NIB although the Succession has not been closed and the assets thereof have not been disbursed to the heirs and legatees. The successions of Jules B. and Marie Louise Landry Schwing collectively hold approximately 31% of the total issued and outstanding common stock of NIB. It is not certain exactly what portion of that stock may be subject to the Trust.

On or about April 1, 1996, in the 16th Judicial District Court, Iberia Parish, Louisiana (Docket No. 13847), certain of the children of Jules B. Schwing, namely Jules A. Schwing, Marie Louise Schwing, Edmond L. Schwing, John E. Schwing III and Charles E. Schwing (the "Petitioning Heirs"), filed in the Succession a Petition to Annul Probated Testament (the "Petition") which sought to annul the last will and testament of Jules B. Schwing. The Bank, as trustee of the Trust, was named as a defendant in the Petition.

On June 24, 1996, the Bank, in its capacity as trustee of the Trust, filed in the Succession an Exception to Unauthorized Use of Ordinary Proceeding and Motion to Convert Petition to Annul Probated Testament to Summary Proceeding. Prior to the hearing on this matter, in support of the Bank's exceptions and motion, Robert M. Fleming, the court appointed Executor of the Succession, filed a Memorandum in Opposition to Use of Ordinary Proceeding to Annul Testament. This Exception was granted on August 8, 1996, and the matter is to proceed to trial as a summary proceeding.

On or about October 16, 1996, the Petitioning Heirs filed a Motion to Terminate, in Part, or Modify Trust, or Alternatively, to Appoint a Substitute Trustee, which seeks to terminate or modify the Trust or to appoint a substitute trustee in place of the Bank. Motions for Partial Summary Judgment on these motions were heard on February 21, 1997 and are pending.

A trial on these matters was set for March 31, 1997. Pursuant to a Motion to Continue filed by all parties, the trial has been continued without date.

                               BUSINESS OF REGIONS

GENERAL

     Regions is a regional bank holding company organized and existing under the laws of the state of Delaware and headquartered in Birmingham, Alabama, with approximately 377 banking offices located in Alabama, Florida, Georgia, Louisiana, and Tennessee as of December 31, 1996. At that date, Regions had total consolidated assets of approximately $18.9 billion, total consolidated deposits of approximately $15.0 billion and total consolidated stockholders' equity of approximately $1.6 billion. Regions operates banking subsidiaries in Alabama, Florida, Georgia, Louisiana, and Tennessee and banking-related subsidiaries engaged in mortgage banking, credit life insurance, and investment brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     The following table presents information about Regions' banking operations in the states in which its subsidiary depository institutions are located, based on December 31, 1996 information:



                                          NUMBER OF               TOTAL               TOTAL
                                       BANKING OFFICES           ASSETS             DEPOSITS
                                       ---------------           ------             --------
                                                                      (In thousands)
             Alabama............             183               $11,923               $9,044
             Florida............              36                 1,194                1,081
             Georgia............              74                 3,473                2,998
             Louisiana..........              59                 2,155                1,820
             Tennessee..........              25                   507                  458


     Regions was organized under the laws of the state of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. In 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is
(205) 326-7100.

      Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquiror.

     Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. See "Available Information" and "Documents Incorporated by Reference."

RECENT DEVELOPMENTS



     Recent Acquisitions. Since December 31, 1996, Regions has completed the acquisitions of four financial institutions (the "Recently Completed Acquisitions"), certain aspects of which transactions are set forth in the following table:

                                                                                  CONSIDERATION
                                                                                  -------------
                                                                  APPROXIMATE
                                                                  -----------                         ACCOUNTING
                      INSTITUTION                           ASSET SIZE(1)    VALUE(1)      TYPE        TREATMENT
                      -----------                           ----------       -----         ----        ---------
                                                            (In millions)

Florida First Bancorp, Inc., located in Panama              $     297       $   40         Cash        Purchase
City, Florida

Allied Bankshares, Inc., located in Thomson,                      569          158        Regions       Pooling
Georgia                                                                                   Common          of
                                                                                           Stock       Interests

West Carroll Bancshares, Inc., located in                                                 Regions       Pooling
Oak Grove, Louisiana                                              127           37        Common          of
                                                                                           Stock       Interests

Gulf South Bancshares, Inc., located in Gretna,                    55           10        Regions      Purchase
Louisiana                                                                                 Common
                                                                                           Stock

                      Totals                                $   1,048       $  245
                                                            =========       ======

---------------
(1) Calculated as of the date of consummation.


     Other Pending Acquisitions. As of the date of this Proxy
Statement/Prospectus, Regions has pending three acquisitions in addition to NIB (the "Other Pending Acquisitions," and, together with the Recently Completed Acquisitions, the "Other Acquisitions"), certain aspects of which transactions are set forth below:



                                                                                  CONSIDERATION
                                                               APPROXIMATE        -------------
                                                               -----------                            ACCOUNTING
                      INSTITUTION                            ASSET SIZE      VALUE(1)      TYPE        TREATMENT
                      -----------                            ----------      -----         ----        ---------
                                                            (In millions)
First Mercantile National Bank, located in Longwood,              145           21         Cash        Purchase
Florida


First Bankshares, Inc., located in Hapeville,                     106           19        Regions       Pooling
Georgia                                                                                   Common          of
                                                                                           Stock       Interests

SB&T Corporation, located in Smyrna,                              152           26        Regions       Pooling
Georgia                                                         -----        -----        Common          of
                                                                                           Stock       Interests

                      Totals                                $     403       $   66
                                                                =====        =====

---------------
(1)  Calculated as of the date of announcement of the transaction.

     Consummation of the Other Pending Acquisitions is subject to the approval of certain regulatory agencies, and of the stockholders of the institutions to be acquired. Moreover, the closing of each transaction is subject to various contractual conditions precedent. No assurance can be given that the conditions precedent to consummating the transactions will be satisfied in a manner that will result in their consummation.

     If the Other Acquisitions and the Merger had been consummated on December 31, 1996, Regions' total consolidated assets would have increased by approximately $1.7 billion to approximately $20.6 billion; its total consolidated deposits would have increased by approximately $1.5 billion to approximately $16.5 billion; and its total consolidated stockholders' equity would have increased by approximately $120 million to approximately $1.7 billion.



     Proposed Stock Split. Subject to stockholder approval of a proposed amendment to the Certificate of Incorporation increasing the number of authorized shares from 120,000,000 to 240,000,000, Regions intends to effect a 2 for 1 stock split on June 13, 1997.

                        CERTAIN REGULATORY CONSIDERATIONS

     The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions and NIB. Additional information is available in Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1996. See "Documents Incorporated by Reference."

GENERAL

     Regions and NIB are both bank holding companies registered with the Federal Reserve under the BHC Act. As such, Regions and NIB and their non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve. In addition, as a savings and loan holding company, Regions is also registered with the OTS and is subject to the regulation, supervision, examination, and reporting requirements of the OTS.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company. Similar federal statutes require savings and loan holding companies and other companies to obtain the prior approval of the OTS before acquiring direct or indirect ownership or control of a savings association.

     The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977.

     The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), which became effective in September 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that Regions, and any other bank holding company located in Alabama may now acquire a bank located in any other state, and any bank holding company located outside Alabama may lawfully acquire any Alabama-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. As of the date of this Proxy Statement/Prospectus, none of the states in which the banking subsidiaries of Regions or NIB are located has either moved up the date after which interstate branching will be permissible or "opted out." Assuming no state action prior to June 1, 1997, Regions would be able to consolidate all of its bank subsidiaries into a single bank with interstate branches following that date.

     The BHC Act generally prohibits Regions and NIB from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

     Each of the subsidiary depository institutions of Regions and NIB is a member of the Federal Deposit Insurance Corporation (the "FDIC"), and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

      The regulatory agencies having supervisory jurisdiction over the respective subsidiary institutions of Regions and NIB (the FDIC and the applicable state authority in the case of state-chartered nonmember banks and the OTS in the case of federally chartered thrift institutions) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

     Regions and NIB are legal entities separate and distinct from their banking, thrift, and other subsidiaries. The principal sources of cash flow of both Regions and NIB, including cash flow to pay dividends to their respective stockholders, are dividends from their subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to Regions and NIB, as well as by Regions and NIB to their stockholders.

     As to the payment of dividends, the Bank and all of Regions' state-chartered banking subsidiaries are subject to the respective laws and regulations of the state in which the bank is located, and to the regulations of the bank's primary federal regulator. Regions' subsidiaries that are thrift institutions are subject to the OTS' capital distributions regulation.

     If, in the opinion of the federal banking regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "--Prompt Corrective Action." Moreover, the federal agencies have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

     At December 31, 1996, under dividend restrictions imposed under federal and state laws, the subsidiary depository institutions of Regions and NIB, without obtaining governmental approvals, could declare aggregate dividends to Regions and NIB of approximately $169 million and $4.6 million respectively.

     The payment of dividends by Regions and NIB and their subsidiary depository institutions may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

      Regions, NIB, and their respective subsidiary depository institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions and NIB and the appropriate federal banking regulator in the case of each of their subsidiary depository institutions. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

     The minimum guideline for the ratio (the "Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At December 31, 1996, Regions' consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 13.59% and 10.81%, respectively, and NIB's consolidated Total Capital and Tier 1 Capital Ratios were 15.8% and 14.6%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. Regions' and NIB's respective Leverage Ratios at December 31, 1996, were 7.44% and 8.9%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicators of capital strength in evaluating proposals for expansion or new activities.

     Each of Regions' and NIB's subsidiary depository institutions is subject to risk-based and leverage capital requirements adopted by its federal banking regulator, which are substantially similar to those adopted by the Federal Reserve. Each of the subsidiary depository institutions was in compliance with applicable minimum capital requirements as of December 31, 1996. Neither Regions, NIB, nor any of their subsidiary depository institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

     Failure to meet capital guidelines could subject a bank or thrift institution to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and to certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--Prompt Corrective Action."

     The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the OCC, and the FDIC have, pursuant to FDICIA, recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. The bank regulatory agencies have concurrently proposed a methodology for evaluating interest rate risk which would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

     Under Federal Reserve policy, Regions and NIB are expected to act as sources of financial strength for, and to commit resources to support, each of their respective banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, Regions or NIB may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Under the Federal Deposit Insurance Act ("FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with
(i) the default of a commonly controlled FDIC-insured depository institution or
(ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The subsidiary depository institutions of Regions are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of Regions' respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

     FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

     Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be "well capitalized." An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized," and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

     At December 31, 1996, all of the subsidiary depository institutions of Regions and NIB had the requisite capital levels to qualify as well capitalized.

FDIC INSURANCE ASSESSMENTS

     Pursuant to FDICIA, the FDIC adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The risk-based assessment system, which went into effect on January 1, 1994, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for members of both the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") for the first half of 1995, as they had been during 1994, ranged from 23 basis points (0.23% of deposits) for an institution in the highest category (i.e., "well capitalized" and "healthy") to 31 basis points (0.31% of deposits) for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern"). These rates were established for both funds to achieve a designated ratio of reserves to insured deposits (i.e., 1.25%) within a specified period of time.

     Once the designated ratio for the BIF was reached in May 1995, the FDIC reduced the assessment rate applicable to BIF deposits in two stages, so that, beginning in 1996, the deposit insurance premiums for 92% of all BIF members in the highest capital and supervisory categories were set at $2,000 per year, regardless of deposit size. The FDIC elected to retain the existing assessment rate range of 23 to 31 basis points for SAIF members for the foreseeable future given the undercapitalized nature of that insurance fund.

     Recognizing that the disparity between the SAIF and BIF premium rates have adverse consequences for SAIF-insured institutions and other banks with SAIF assessed deposits, including reduced earnings and an impaired ability to raise funds in capital markets and to attract deposits, in July 1995, the FDIC, the Treasury Department, and the OTS released statements outlining a proposed plan to recapitalize the SAIF, the principal feature of which was a special one-time assessment on depository institutions holding SAIF-insured deposits, which was intended to recapitalize the SAIF at a reserve ratio of 1.25%. This proposal contemplated elimination of the disparity between the assessment rates on BIF and SAIF deposits following recapitalization of the SAIF.

     A variation of this proposal designated the Deposit Insurance Funds Act of 1996 (the "Funds Act") was enacted by Congress as part of the omnibus budget legislation and signed into law on September 30, 1996. As directed by the Funds Act, the FDIC has implemented a special one-time assessment of approximately
65.7 basis points (0.657%) on a depository institution's SAIF-insured deposits held as of March 31, 1995 (or approximately 52.6 basis points on SAIF deposits acquired by banks in certain qualifying transactions). Regions recorded a charge against earnings for the special assessment in the quarter ended September 30, 1996 in the pre-tax amount of approximately $21.0 million.

     In addition, the FDIC revised the SAIF assessment rate schedule to effect,
(i) a widening in the assessment rate spread among institutions in the different capital and risk assessment categories and (ii) an overall reduction of the assessment rate range assessable on SAIF deposits of from 0 to 27 basis points. Effective January 1, 1997, FICO assessments will be imposed on both
BIF- and SAIF-insured deposits in annual amounts presently estimated at 1.29 basis points and 6.44 basis points, respectively. Beginning in January, 2000, BIF- and SAIF-insured institutions will share the FICO interest costs at equal rates currently estimated 2.43 basis points. Regions anticipates that the net effect of the decrease in the premium assessment rate on SAIF deposits will result in a reduction in its total deposit insurance premium assessments for the years 1997 through 1999, assuming no further changes in announced premium assessment rates.

     Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.


                       DESCRIPTION OF REGIONS COMMON STOCK

     Regions is authorized to issue 120,000,000 shares of Regions Common Stock, of which 66,435,634 shares were issued as of March 17, 1997, none of which were held as treasury shares. No other class of stock is authorized.

     Holders of Regions Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The ability of Regions to pay dividends is affected by the ability of its subsidiary institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At December 31, 1996, under such requirements and guidelines, Regions' subsidiary institutions had $169 million of undivided profits legally available for the payment of dividends. See "Certain Regulatory Considerations--Payment of Dividends."

     For a further description of Regions Common Stock, see "Effect of the Merger on Rights of Stockholders."


                              STOCKHOLDER PROPOSALS

     Regions expects to hold its next annual meeting of stockholders after the Merger during May 1998. Under SEC rules, proposals of Regions stockholders intended to be presented at that meeting must be received by Regions at its principal executive offices no later than December 2, 1997, for consideration by Regions for possible inclusion in such proxy materials.

        If the Agreement is not approved by the NIB stockholders or the Merger is not consummated for some other reason, NIB expects to hold its next annual meeting of stockholders by September 15, 1997. Qualified proposals prepared in accordance with appropriate proxy solicitation regulations and received by NIB to the attention of Ernest Freyou, President, no later than July 11, 1997, for a meeting on or about September 15, 1997, will be considered by NIB for possible inclusion in NIB's proxy materials. Under NIB's Bylaws, stockholder proposals not intended to be included in NIB's proxy statement but intended to be presented at the annual meeting (including proposals for the nomination of directors) must be received by NIB 65 days in advance of the meeting, or by July 11, 1997, for a meeting on or about September 15, 1997, to be considered at the 1997 annual meeting. The requirements for submitting such proposals are set forth in NIB's Bylaws. (If the meeting is advanced so that the notification deadlines would be earlier, NIB would intend to notify the stockholders.)

                                     EXPERTS


     The consolidated financial statements of Regions, incorporated by reference in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their report thereon which is included in the Annual Report to Stockholders which is incorporated by reference in the Annual Report of Regions on Form 10-K for the year ended December 31, 1996. The financial statements audited by Ernst & Young LLP have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

     The consolidated financial statements of NIB, incorporated by reference in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     A representative of Arthur Andersen is expected to be present at the Special Meeting and, although he is not expected to make a statement, he will be available to respond to questions.


                                    OPINIONS


     The legality of the shares of Regions Common Stock to be issued in the Merger will be passed upon by Lange, Simpson, Robinson & Somerville, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville, is a member of the Board of Directors of Regions. As of April 22, 1997, attorneys in the law firm of Lange, Simpson, Robinson & Somerville owned an aggregate of 118,745 shares of Regions Common Stock.


     Certain tax consequences of the transaction have been passed upon by Alston & Bird, Atlanta, Georgia.

                                                                      APPENDIX A

                                                                 FINAL AGREEMENT

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                          THE NEW IBERIA BANCORP, INC.

                                      AND

                         REGIONS FINANCIAL CORPORATION

                         DATED AS OF FEBRUARY 13, 1997

                               TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----
  Parties............................................................
  Preamble...........................................................
  ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER......................
  1.1    Merger......................................................
  1.2    Time and Place of Closing...................................
  1.3    Effective Time..............................................
  ARTICLE 2 -- TERMS OF MERGER.......................................
  2.1    Certificate of Incorporation................................
  2.2    Bylaws......................................................
  2.3    Directors and Officers......................................
  ARTICLE 3 -- MANNER OF CONVERTING SHARES...........................
  3.1    Conversion of Shares........................................
  3.2    Anti-Dilution Provisions....................................
  3.3    Shares Held by New Iberia or Regions........................
  3.4    Fractional Shares...........................................
  3.5    Conversion of Stock Options; Restricted Stock...............
  ARTICLE 4 -- EXCHANGE OF SHARES....................................
  4.1    Exchange Procedures.........................................
  4.2    Rights of Former New Iberia Stockholders....................
  ARTICLE 5 -- REPRESENTATIONS AND WARRANTIES OF NEW IBERIA..........
  5.1    Organization, Standing, and Power...........................
  5.2    Authority; No Breach By Agreement...........................
  5.3    Capital Stock...............................................
  5.4    New Iberia Subsidiaries.....................................
  5.5    Financial Statements........................................
  5.6    Absence of Undisclosed Liabilities..........................
  5.7    Absence of Certain Changes or Events........................
  5.8    Tax Matters.................................................
  5.9    Assets......................................................
  5.10   Environmental Matters.......................................
  5.11   Compliance With Laws........................................
  5.12   Employee Benefit Plans......................................
  5.13   Material Contracts..........................................
  5.14   Legal Proceedings...........................................
  5.15   Statements True and Correct.................................
  5.16   Accounting, Tax, and Regulatory Matters.....................
  5.17   State Takeover Laws.........................................
  5.18   Directors' Agreements.......................................
  5.19   Charter Provisions..........................................
  5.20   Derivatives Contracts.......................................

                                                                       PAGE
                                                                       ----
  ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF REGIONS.............
  6.1    Organization, Standing, and Power...........................
  6.2    Authority; No Breach By Agreement...........................
  6.3    Capital Stock...............................................
  6.4    SEC Filings; Financial Statements...........................
  6.5    Absence of Undisclosed Liabilities..........................
  6.6    Absence of Certain Changes or Events........................
  6.7    Compliance With Laws........................................
  6.8    Legal Proceedings...........................................
  6.9    Statements True and Correct.................................
  6.10   Accounting, Tax, and Regulatory Matters.....................
  ARTICLE 7 -- CONDUCT OF BUSINESS PENDING CONSUMMATION..............
  7.1    Affirmative Covenants of New Iberia.........................
  7.2    Negative Covenants of New Iberia............................
  7.3    Covenants of Regions........................................
  7.4    Adverse Changes in Condition................................
  7.5    Reports.....................................................
  ARTICLE 8 -- ADDITIONAL AGREEMENTS.................................
  8.1    Registration Statement; Proxy Statement; Stockholder
         Approval....................................................
  8.2    Exchange Listing............................................
  8.3    Applications................................................
  8.4    Filings with State Offices..................................
  8.5    Agreement as to Efforts to Consummate.......................
  8.6    Investigation and Confidentiality...........................
  8.7    Press Releases..............................................
  8.8    Certain Actions.............................................
  8.9    Accounting and Tax Treatment................................
  8.10   State Takeover Laws.........................................
  8.11   Charter Provisions..........................................
  8.12   Agreement of Affiliates.....................................
  8.13   Employee Benefits and Contracts.............................
  8.14   Indemnification.............................................
  ARTICLE 9 -- CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE.....
  9.1    Conditions to Obligations of Each Party.....................
  9.2    Conditions to Obligations of Regions........................
  9.3    Conditions to Obligations of New Iberia.....................
  ARTICLE 10 -- TERMINATION..........................................
  10.1   Termination.................................................
  10.2   Effect of Termination.......................................
  10.3   Non-Survival of Representations and Covenants...............

                                                                       PAGE
                                                                       ----
  ARTICLE 11 -- MISCELLANEOUS........................................
  11.1   Definitions.................................................
  11.2   Expenses....................................................
  11.3   Brokers and Finders.........................................
  11.4   Entire Agreement............................................
  11.5   Amendments..................................................
  11.6   Waivers.....................................................
  11.7   Assignment..................................................
  11.8   Notices.....................................................
  11.9   Governing Law...............................................
  11.10  Counterparts................................................
  11.11  Captions....................................................
  11.12  Interpretations.............................................
  11.13  Enforcement of Agreement....................................
  11.14  Severability................................................
  Signatures

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of February 13, 1997, by and between THE NEW IBERIA BANCORP, INC. ("New Iberia"), a corporation organized and existing under the laws of the State of Louisiana, with its principal office located in New Iberia, Louisiana; and REGIONS FINANCIAL CORPORATION ("Regions"), a corporation organized and existing under the laws of the State of Delaware, with its principal office located in Birmingham, Alabama.

                                    PREAMBLE

     The Boards of Directors of New Iberia and Regions are of the opinion that the transactions described herein are in the best interests of the parties and their respective stockholders. This Agreement provides for the acquisition of New Iberia by Regions pursuant to the merger of New Iberia into and with Regions. At the effective time of such merger, the outstanding shares of the capital stock of New Iberia shall be converted into shares of the common stock of Regions (except as provided herein). As a result, stockholders of New Iberia shall become stockholders of Regions and each of the subsidiaries of New Iberia shall continue to conduct its business and operations as a wholly owned subsidiary of Regions. The transactions described in this Agreement are subject to the approvals of the stockholders of New Iberia, the Board of Governors of the Federal Reserve System, and the appropriate state regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code, and for accounting purposes shall qualify for treatment as a pooling of interests. Simultaneously with the execution and delivery of this Agreement, as a condition and inducement to Regions' willingness to consummate the transactions contemplated by this Agreement, each of New Iberia's directors will execute and deliver to Regions an agreement (a "Support Agreement"), in substantially the form of Exhibit 1.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, New Iberia shall be merged into and with Regions in accordance with the provisions of Section 12:115 of the LBCL and of Section 258 of the DGCL and with the effect provided in Section 259 of the DGCL (the "Merger"). Regions shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Boards of Directors of New Iberia and Regions.

     1.2 Time and Place of Closing. The Closing will take place at 9:00 A.M., Central Time, on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M., Central Time), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at such place as may be mutually agreed upon by the Parties.

     1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time, or the later of such date and time, the Louisiana Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Louisiana and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which occurs the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the stockholders of New Iberia approve this Agreement to the extent such approval is required by applicable Law.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 Certificate of Incorporation. The Certificate of Incorporation of Regions in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.2 Bylaws. The Bylaws of Regions in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

     2.3 Directors and Officers. The directors of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Regions in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

          (a) Each share of Regions Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

          (b) Each share of New Iberia Common Stock (excluding shares held by New Iberia or any of its Subsidiaries or by Regions or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall be converted into .36 of a share of Regions Common Stock, subject to adjustment as provided in Section 10.1(h) of this Agreement (the "Exchange Ratio").

     3.2 Anti-Dilution Provisions. In the event Regions changes the number of shares of Regions Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 Shares Held by New Iberia or Regions. Each of the shares of New Iberia Common Stock held by any New Iberia Company or by any Regions Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.4 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of New Iberia Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of Regions Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Regions Common Stock multiplied by the market value of one share of Regions Common Stock at the Effective Time. The market value of one share of Regions Common Stock at the Effective Time shall be the closing price of such common stock on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by Regions) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

     3.5 Conversion of Stock Options; Restricted Stock.

     (a) At the Effective Time, all rights with respect to New Iberia Common Stock pursuant to stock options or stock appreciation rights ("New Iberia Options") granted by New Iberia under the New Iberia Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to Regions Common Stock, and Regions shall assume each New Iberia Option, in accordance with the terms of the New Iberia Stock Plan and stock option agreement by which it is evidenced. From and after the Effective Time, (i) each New Iberia Option assumed by Regions may be exercised solely for shares of Regions Common Stock (or cash in the case of stock appreciation rights), (ii) the number of shares of Regions Common Stock subject to such New Iberia Option shall be equal to the number of shares of New Iberia Common Stock subject to such New Iberia Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the per share exercise price under each such New Iberia Option shall be adjusted by dividing the per share exercise price under each such New Iberia Option by the Exchange Ratio and rounding down to the nearest cent. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Internal Revenue Code, as to any stock option which is an "incentive stock option." New Iberia agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.5.

     (b) All restrictions or limitations on transfer with respect to New Iberia Common Stock awarded under the New Iberia Stock Plans or any other plan, program, or arrangement of any New Iberia Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect with respect to shares of Regions Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Agreement.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the exchange agent selected by Regions (the "Exchange Agent") to mail to the former stockholders of New Iberia appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of New Iberia Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of New Iberia Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time, promptly upon the surrender of the certificate or certificates representing such shares to the Exchange Agent, shall receive in exchange therefor the consideration provided in
Section 3.1 of this Agreement, together with all undelivered dividends and other distributions in respect of such shares (without interest thereon) pursuant to
Section 4.2 of this Agreement and, to the extent required by Section 3.4 of this Agreement, cash in lieu of any fractional share of Regions Common Stock to which such holder otherwise would be entitled (without interest). Until so surrendered, each outstanding certificate of New Iberia Common Stock shall be deemed for all purposes, other than as provided below with respect to the payment of dividends or other distributions payable to the holders of shares of Regions Common Stock, to represent the consideration into which the number of shares of New Iberia Common Stock represented thereby prior to the Effective Time shall have been converted. Regions shall not be obligated to deliver the certificate or certificates representing the shares of Regions Common Stock or any cash payments to which any former holder of New Iberia Common Stock is entitled as a result of the Merger, or any dividends or distributions in respect of shares of Regions Common Stock, until such holder surrenders such holder's certificate or certificates representing the shares of New Iberia Common Stock for exchange as provided in this Section 4.1, or otherwise complies with the procedures of the Exchange Agent with respect to lost, stolen, or destroyed certificates. The certificate or certificates of New Iberia Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither Regions, New Iberia, nor the Exchange Agent shall be liable to a holder of New Iberia Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 Rights of Former New Iberia Stockholders. At the Effective Time, the stock transfer books of New Iberia shall be closed as to holders of New Iberia Common Stock immediately prior to the Effective Time and no transfer of New Iberia Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of New Iberia Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by New Iberia in respect of such shares of New Iberia Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of New Iberia shall be entitled to vote after the Effective Time at any meeting of Regions stockholders the number of whole shares of Regions Common Stock into which their respective shares of New Iberia Common Stock are converted, regardless of whether such holders have exchanged their certificates representing New Iberia Common Stock for certificates representing Regions Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by Regions on the Regions Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Regions Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of New Iberia Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such New Iberia Common Stock certificate, both the Regions Common Stock certificate (together with all such undelivered dividends or other distributions without interest), and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                   ARTICLE 5

                  REPRESENTATIONS AND WARRANTIES OF NEW IBERIA

     Except as set forth in the New Iberia Disclosure Memorandum, New Iberia hereby represents and warrants to Regions that:

     5.1 Organization, Standing, and Power. New Iberia is a corporation duly organized and validly existing, and in good standing under the Laws of the State of Louisiana, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. New Iberia is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia.

     5.2 Authority; No Breach By Agreement.

     (a) New Iberia has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of New Iberia, subject to the approval of this Agreement by the required vote of the outstanding shares of New Iberia Common Stock, which is the only stockholder vote required for approval of this Agreement and consummation of the Merger by New Iberia. Subject to such requisite stockholder approval, this Agreement represents a legal, valid, and binding obligation of New Iberia, enforceable against New Iberia in accordance with its terms (except in all cases as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and (ii) application of, and limitations on the application of, equitable principles and remedies, including limitations on the availability of the equitable remedy of specific performance or injunctive relief).

     (b) Neither the execution and delivery of this Agreement by New Iberia, nor the consummation by New Iberia of the transactions contemplated hereby, nor compliance by New Iberia with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of New Iberia's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any New Iberia Company under, any Contract or Permit of any New Iberia Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any New Iberia Company or any of their respective material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the AMEX and the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation or both with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by New Iberia of the Merger and the other transactions contemplated in this Agreement.

     5.3 Capital Stock. The authorized capital stock of New Iberia consists of 10,000,000 shares of New Iberia Common Stock, of which 2,999,988 shares are issued and outstanding as of the date of this Agreement and not more than 3,149,988 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of capital stock of New Iberia are duly and validly issued and outstanding and are fully paid and nonassessable under the LBCL. None of the outstanding shares of capital stock of New Iberia has been issued in violation of any preemptive rights of the current or past stockholders of New Iberia. New Iberia has reserved 150,000 shares of New Iberia Common Stock for issuance under the New Iberia Stock Plans, pursuant to which options to purchase not more than 150,000 shares of New Iberia Common Stock are outstanding. Except as set forth above, there are no shares of capital stock or other equity securities of New Iberia outstanding and no outstanding Rights relating to the capital stock of New Iberia.

     5.4 New Iberia Subsidiaries. New Iberia will disclose in the New Iberia Disclosure Memorandum all of the New Iberia Subsidiaries as of the date of this Agreement. New Iberia or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each New Iberia Subsidiary. No equity securities of any New Iberia Subsidiary are or may become required to be issued (other than to another New Iberia Company) by reason of any Rights, and there are no Contracts by which any New Iberia Subsidiary is bound to issue (other than to another New Iberia Company) additional shares of its capital stock or Rights or by which any New Iberia Company is or may be bound to transfer any shares of the capital stock of any New Iberia Subsidiary (other than to another New Iberia Company). There are no Contracts relating to the rights of any New Iberia Company to vote or to dispose of any shares of the capital stock of any New Iberia Subsidiary. All of the shares of capital stock of each New Iberia Subsidiary held by a New Iberia Company are authorized, validly issued, fully paid, and nonassessable (except pursuant to 12 U.S.C. Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) under the applicable corporation or banking Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the New Iberia Company free and clear of any Lien. Each New Iberia Subsidiary is either a bank, savings association or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each New Iberia Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia. Each New Iberia Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund, as appropriate.

     5.5 Financial Statements. New Iberia will include in the New Iberia Disclosure Memorandum copies of all New Iberia Financial Statements for periods ended prior to the date hereof and will deliver to Regions copies of all New Iberia Financial Statements prepared subsequent to the date hereof. The New Iberia Financial Statements (as of the dates thereof and for the periods covered thereby) present or will present, as the case may be, fairly the consolidated financial position of the New Iberia Companies as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows of the New Iberia Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount or effect and to the absence from interim financial statements of any footnote disclosures).

     5.6 Absence of Undisclosed Liabilities. No New Iberia Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia, except Liabilities which are accrued or reserved against in the consolidated balance sheets of New Iberia as of September 30, 1996 included in the New Iberia Financial Statements or reflected in the notes thereto. No New Iberia Company has incurred or paid any Liability since September 30, 1996, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice or incurred in connection with the process leading up to the execution and consummation of this Agreement and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia.

     5.7 Absence of Certain Changes or Events. Since September 30, 1996, except as disclosed in the New Iberia Financial Statements delivered with the New Iberia Disclosure Memorandum, to the Knowledge of New Iberia, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia, and (ii) the New Iberia Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of New Iberia provided in Article 7 of this Agreement, other than conducting the process that has led up to the execution and consummation of this Agreement.

     5.8 Tax Matters.

     (a) All Tax returns required to be filed by or on behalf of any of the New Iberia Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1995, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file or untimely filings, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on New Iberia and all returns filed are complete and accurate in all material respects. All Taxes shown on filed returns have been paid. There is no audit examination, deficiency, refund Litigation, or penalties due or owed with respect to any Taxes that is reasonably likely to result in a determination that would have a Material Adverse Effect on New Iberia, except as reserved against in the New Iberia Financial Statements delivered with the New Iberia Disclosure Memorandum. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

     (b) None of the New Iberia Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

     (c) Adequate provision for any Taxes due or to become due for any of the New Iberia Companies for the period or periods through and including the date of the respective New Iberia Financial Statements has been made and is reflected on such New Iberia Financial Statements.

     (d) Deferred Taxes of the New Iberia Companies have been adequately provided for in the New Iberia Financial Statements.

     (e) Each of the New Iberia Companies is in compliance with, and its records contain the information and documents (including properly completed IRS Forms W-9) necessary to comply with, in all material respects, applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify the accounts subject to backup withholding under
Section 3406 of the Internal Revenue Code.

     (f) None of the New Iberia Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

     (g) There are no Liens with respect to Taxes upon any of the assets of the New Iberia Companies.

     (h) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of the New Iberia Companies that occurred during or after any Taxable Period in which the New Iberia Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1995.

     (i) No New Iberia Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

     (j) All material elections with respect to Taxes affecting the New Iberia Companies as of the date of this Agreement have been or will be timely made. After the date hereof, no election with respect to Taxes will be made without the prior written consent of Regions, which consent will not be unreasonably withheld.

     (k) No New Iberia Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     5.9 Assets. The New Iberia Companies have good and marketable title, free and clear of all Liens, to all of their respective owned Assets material to their business. All material tangible properties used in the businesses of the New Iberia Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with New Iberia's past practices. All Assets which are material to New Iberia's business on a consolidated basis, held under leases or subleases by any of the New Iberia Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The New Iberia Companies currently maintain insurance similar in amounts, scope, and coverage to that maintained by other peer banking organizations in their geographic area. None of the New Iberia Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under such policies of insurance and no notices have been given by any New Iberia Company under such policies. The Assets of the New Iberia Companies include all Assets required to operate the business of the New Iberia Companies as presently conducted.

     5.10 Environmental Matters.

     (a) To the Knowledge of New Iberia, each New Iberia Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for such instances of non-compliance that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia.

     (b) There is no Litigation pending or, to the Knowledge of New Iberia, threatened before any court, governmental agency, or authority or other forum in which any New Iberia Company or any of its Loan Properties or Participation Facilities (or any New Iberia Company in respect of any such Loan Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any New Iberia Company or any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia, and to the Knowledge of New Iberia, there is no reasonable basis for any such Litigation.

     (c) To the Knowledge of New Iberia, there have been no releases of Hazardous Material in, on, under, or affecting any Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia.

     5.11 Compliance with Laws. Each New Iberia Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia. None of the New Iberia Companies:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any New Iberia Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia, or (iii) requiring any New Iberia Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any material manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     5.12 Employee Benefit Plans.

     (a) New Iberia will disclose in the New Iberia Disclosure Memorandum, and will deliver or make available to Regions concurrently with the New Iberia Disclosure Memorandum, copies in each case of all written pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other written health plans, all life insurance plans, and all other written employee benefit plans or fringe benefit plans, including written "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to, by any New Iberia Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "New Iberia Benefit Plans"). Any of the New Iberia Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "New Iberia ERISA Plan." Each New Iberia ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "New Iberia Pension Plan." No New Iberia Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

     (b) To the Knowledge of New Iberia, all New Iberia Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia. Each New Iberia ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and New Iberia is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No New Iberia Company has engaged in a transaction with respect to any New Iberia Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any New Iberia Company to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on New Iberia.

     (c) No New Iberia Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan equals or exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any New Iberia Pension Plan, (ii) no change in the actuarial assumptions with respect to any New Iberia Pension Plan, and (iii) no increase in benefits under any New Iberia Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia or materially adversely affect the funding status of any such plan. Neither any New Iberia Pension Plan nor any "single-employer plan," within the meaning of
Section 4001(a)(15) of ERISA, currently or formerly maintained by any New Iberia Company, or the single-employer plan of any entity which is considered one employer with New Iberia under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of
Section 412 of the Internal Revenue Code or Section 302 of ERISA. No New Iberia Company has provided, or is required to provide, security to a New Iberia Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to
Section 401(a)(29) of the Code.

     (d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any New Iberia Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No New Iberia Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any New Iberia Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

     (e) No New Iberia Company has any Liability for retiree health and life benefits under any of the New Iberia Benefit Plans and there are no restrictions on the rights of such New Iberia Company to amend or terminate any such Plan without incurring any Liability thereunder.

     (f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any New Iberia Company from any New Iberia Company under any New Iberia Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any New Iberia Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

     (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any New Iberia Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the New Iberia Financial Statements to the extent required by and in accordance with GAAP.

     5.13 Material Contracts. Except as reflected in the New Iberia Disclosure Memorandum, none of the New Iberia Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any New Iberia Company or the guarantee by any New Iberia Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by New Iberia with the SEC as of the date of this Agreement that has not been filed as an exhibit to New Iberia's Form 10-K filed for the fiscal year ended December 31, 1995 (together with all Contracts referred to in Section 5.12 of this Agreement, the "New Iberia Contracts"). With respect to each New Iberia
Contract: (i) the Contract is in full force and effect; (ii) no New Iberia Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia; (iii) no New Iberia Company has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of New Iberia, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia, or has repudiated or waived any material provision thereunder. Except for Federal Home Loan Bank advances, all of the indebtedness of any New Iberia Company for money borrowed is prepayable at any time by such New Iberia Company without penalty or premium.

     5.14 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of New Iberia, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any New Iberia Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any New Iberia Company that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia. The New Iberia Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any New Iberia Company is a party as a defendant or cross-defendant and where the maximum exposure is estimated to be $50,000 or more.

     5.15 Statements True and Correct. Since January 1, 1994, or the date of organization if later, each New Iberia Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on New Iberia). At the time of filing (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing):
(i) each report and other document, including financial statements, exhibits, and schedules thereto, filed by a New Iberia Company with any Regulatory Authority complied in all material respects with all applicable Laws, and (ii) each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The statements, certificates, instruments, or other writings, taken as a whole, furnished or to be furnished by any New Iberia Company or any Affiliate thereof to Regions pursuant to this Agreement or any other document, agreement, or instrument referred to herein, do not and will not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any New Iberia Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Regions with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any New Iberia Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to New Iberia stockholders in connection with the Stockholders' Meeting, and any other documents to be filed by a New Iberia Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of New Iberia, be false or misleading with respect to any material fact, or contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated thereunder or necessary to correct any material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any New Iberia Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     5.16 Accounting, Tax, and Regulatory Matters. Except as specifically contemplated by this Agreement, no New Iberia Company or any Affiliate thereof has taken any action, or agreed to take any action, or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement. To the Knowledge of New Iberia there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the last sentence of such Section 9.1(b).

     5.17 State Takeover Laws. To the extent applicable, each New Iberia Company has taken all necessary action to exempt the transactions contemplated by this Agreement from Sections 132 et. seq. and 135 et. seq. of the LBCL and any comparable provisions of the Articles of Incorporation of New Iberia.

     5.18 Directors' Agreements. Each of the directors of New Iberia has executed and delivered to Regions a Support Agreement and a claims letter in substantially the form of Exhibit 4.

     5.19 Charter Provisions. Each New Iberia Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any New Iberia Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any New Iberia Company that may be directly or indirectly acquired or controlled by it.

     5.20 Derivatives Contracts. Neither New Iberia nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheet which is a financial derivative contract (including various combinations thereof) and which might reasonably be expected to have a Material Adverse Effect on New Iberia.

                                   ARTICLE 6

                   REPRESENTATIONS AND WARRANTIES OF REGIONS

     Regions hereby represents and warrants to New Iberia as follows:

     6.1 Organization, Standing, and Power. Regions is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. Regions is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.2 Authority; No Breach By Agreement.

     (a) Regions has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Regions. This Agreement represents a legal, valid, and binding obligation of Regions, enforceable against Regions in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

     (b) Neither the execution and delivery of this Agreement by Regions, nor the consummation by Regions of the transactions contemplated hereby, nor compliance by Regions with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Regions' Certificate of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Regions Company under, any Contract or Permit of any Regions Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or
(iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Regions Company or any of their respective material Assets.

     (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE and the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation, or both, with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Regions of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock. The authorized capital stock of Regions consists of 120,000,000 shares of Regions Common Stock, of which 62,654,750 shares were issued and outstanding as of December 31, 1996. All of the issued and outstanding shares of Regions Common Stock are, and all of the shares of Regions Common Stock to be issued in exchange for shares of New Iberia Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding, and fully paid and nonassessable under the DGCL. None of the outstanding shares of Regions Common Stock has been, and none of the shares of Regions Common Stock to be issued in exchange for shares of New Iberia Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of Regions.

     6.4 SEC Filings; Financial Statements.

     (a) Regions has filed and made available to New Iberia all forms, reports, and documents required to be filed by Regions with the SEC since January 1, 1994, other than registration statements on Forms S-4 and S-8 (collectively, the "Regions SEC Reports"). The Regions SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Regions SEC Reports or necessary in order to make the statements in such Regions SEC Reports, in light of the circumstances under which they were made, not misleading.

     (b) Each of the Regions Financial Statements (including, in each case, any related notes) contained in the Regions SEC Reports, including any Regions SEC Reports filed after the date of this Agreement until the

Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present the consolidated financial position of Regions and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

     6.5 Absence of Undisclosed Liabilities. No Regions Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Regions as of September 30, 1996, included in the Regions Financial Statements or reflected in the notes thereto. No Regions Company has incurred or paid any Liability since June 30, 1996, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.6 Absence of Certain Changes or Events. Since September 30, 1996, except as disclosed in the Regions Financial Statements delivered prior to the date of this Agreement, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, and (ii) the Regions Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement would represent or result in a material breach or violation of any of the covenants and agreements of Regions provided in Article 7 of this Agreement.

     6.7 Compliance with Laws. Regions is duly registered as a bank holding company under the BHC Act. Each Regions Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions. No Regions Company:

          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions; and

          (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Regions Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, or (iii) requiring any Regions Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any material manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

     6.8 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Regions, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any Regions Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Regions Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions.

     6.9 Statements True and Correct. Since January 1, 1994, or the date of organization if later, each Regions Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Regions). At the time of filing (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing):
(i) each report and other document, including financial statements, exhibits, and schedules thereto, filed by a Regions Company with any Regulatory Authority complied in all material respects with all applicable Laws, and (ii) each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The statements, certificates, instruments, or other writings, taken as a whole, furnished or to be furnished by any Regions Company or any Affiliate thereof to New Iberia pursuant to this Agreement or any other document, agreement, or instrument referred to herein, do not and will not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by Regions with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Regions Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to New Iberia stockholders in connection with the Stockholders' Meeting, and any other documents to be filed by any Regions Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the stockholders of New Iberia, be false or misleading with respect to any material fact, or contain any misstatement of a material fact or, omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement, or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated thereunder or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Regions Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     6.10 Accounting, Tax, and Regulatory Matters. Except as specifically contemplated by this Agreement, no Regions Company or any Affiliate thereof has taken any action, or agreed to take any action, or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting or treatment as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement. To the Knowledge of Regions, there exists no fact, circumstance, or reason why the requisite Consents referred to in Section 9.1(b) of this Agreement cannot be received in a timely manner without imposition of any condition of the type described in the last sentence of such
Section 9.1(b).

                                   ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of New Iberia. Unless the prior written consent of the duly authorized officer of Regions shall have been obtained, and except as otherwise expressly contemplated herein, New Iberia shall and shall cause each of its Subsidiaries to, from the date of this Agreement until the Effective Time or termination of this Agreement, (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact in all material respects its business organization and Assets and maintain its rights and franchises, and (iii) take no action which would (x) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 9.1(b) and 9.1(c) of this Agreement, or (y) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

     7.2 Negative Covenants of New Iberia. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, New Iberia covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the duly authorized officer of Regions, which consent shall not be unreasonably withheld:

          (a) amend the Articles of Incorporation, Bylaws, or other governing instruments of any New Iberia Company; or

          (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a New Iberia Company to another New Iberia Company) in excess of an aggregate amount outstanding at any time of $150,000 (for the New Iberia Companies on a consolidated basis) except in the ordinary course of the business of New Iberia, or such Subsidiary, consistent with past practices (which shall include, for New Iberia, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, whether or not New Iberia has previously received any such advances, overnight borrowings to meet temporary liquidity needs, and entry into repurchase agreements fully secured by U.S. Government or agency securities), or impose, or suffer the imposition on any Asset of any New Iberia Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, Liens to secure debt obligations or other obligations for borrowed money permitted under this paragraph (b), and Liens in effect as of the date hereof that are disclosed in the New Iberia Disclosure Memorandum); or

          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any New Iberia Company, or declare or pay any dividend or make any other distribution in respect of New Iberia's capital stock, provided that New Iberia may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay quarterly cash dividends on the shares of New Iberia Common Stock at a rate not in excess of $0.10 per share, with usual and regular record and payment dates, in accordance with past practice disclosed in the New Iberia Disclosure Memorandum and such dates may not be changed without the prior written consent of Regions; or

          (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of New Iberia Common Stock or any other capital stock of any New Iberia Company, or any Rights to acquire such stock; or

          (e) adjust, split, combine, or reclassify any capital stock of any New Iberia Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of New Iberia Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any New Iberia Subsidiary (unless any such shares of stock are sold or otherwise transferred to another New Iberia Company) or any Asset having a book value in excess of $50,000 other than in the ordinary course of business for reasonable and adequate consideration and other than dispositions in the ordinary course of business of (i) investment securities, (ii) loans, including dispositions thereof through loan participation agreements, and (iii) other real estate owned by any New Iberia Company; or

          (f) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in each case have maturities of five years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned New Iberia Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or

          (g) grant any increase in compensation or benefits to the employees or officers of any New Iberia Company, except in accordance with past practice or previously approved by the Board of Directors of New Iberia, in each case as disclosed in the New Iberia Disclosure Memorandum or as required by Law; except as disclosed in the New Iberia Disclosure Memorandum, pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in the New Iberia Disclosure Memorandum; and enter into or amend any severance agreements with officers of any New Iberia Company; grant any increase in fees or other increases in compensation or other benefits to directors of any New Iberia Company except in accordance with past practice disclosed in the New Iberia Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

          (h) enter into or amend any employment Contract between any New Iberia Company and any Person (unless such amendment is required by Law) that the New Iberia Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered) at any time on or after the Effective Time; or

          (i) adopt any new employee benefit plan of any New Iberia Company or make any material change in or to any existing employee benefit plans of any New Iberia Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

          (k) commence any material Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any New Iberia Company for money damages in excess of $100,000 or imposing material restrictions upon the operations of any New Iberia Company; or

          (l) modify, amend, or terminate any material Contract or waive, release, compromise, or assign any material rights or claims.

     7.3 Covenants of Regions. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Regions covenants and agrees that it shall and shall cause each of its Subsidiaries to
(x) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment to enhance the long-term value of the Regions Common Stock and the business prospects of the Regions Companies and to the extent consistent therewith use all reasonable efforts to preserve intact the Regions Companies' core businesses and goodwill with their respective employees and the communities they serve, (y) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 9.1(b) and 9.1(c) of this Agreement, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any Regions Company from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of Regions, desirable in the conduct of the business of Regions and its Subsidiaries, and (z) not amend the Certificate of Incorporation or Bylaws of Regions, in each case, in any manner which is adverse to, and discriminates against, the holders of New Iberia Common Stock.

     7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or

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

any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flow for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of the respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8

                             ADDITIONAL AGREEMENTS

     8.1 Registration Statement; Proxy Statement; Stockholder Approval. As soon as reasonably practicable after execution of this Agreement, Regions shall prepare and file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of Regions Common Stock upon consummation of the Merger. New Iberia shall furnish all information concerning it and the holders of its capital stock as Regions may reasonably request in connection with such action. New Iberia shall call a Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and such other related matters as it deems appropriate. In connection with the Stockholders' Meeting, (i) New Iberia shall mail or cause to be mailed the Proxy Statement, in a form reasonably acceptable to it, to its stockholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of New Iberia shall recommend (subject to compliance with their fiduciary duties as advised by counsel) to its stockholders the approval of this Agreement, and (iv) the Board of Directors and officers of New Iberia shall (subject to compliance with their fiduciary duties as advised by counsel) use their reasonable efforts to obtain such stockholders' approval.

     8.2 Exchange Listing. Regions shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq NMS, subject to official notice of issuance, the shares of Regions Common Stock to be issued to the holders of New Iberia Common Stock pursuant to the Merger.

     8.3 Applications. Regions shall promptly prepare and file, and New Iberia shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement.

     8.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, Regions shall execute and file the Louisiana Certificate of Merger with the Secretary of State of the State of Louisiana and Regions shall execute and file the Delaware Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable

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

Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6 Investigation and Confidentiality.

     (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unreasonably with normal operations. New Iberia shall cooperate with Regions in obtaining, at Regions' election and expense, environmental audits of any or all of the properties owned or occupied by New Iberia. No investigation by a Party shall affect the representations and warranties of the other Party.

     (b) Each Party shall, and shall cause its Representatives to, maintain the confidentiality of all written, oral, and other confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions ("Confidential Information") and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. Each Party shall maintain the confidentiality of all Confidential Information obtained in connection with this Agreement or the transactions contemplated hereby unless (i) such information becomes publicly available through no fault of such Party, or was, is, or becomes available to that Party from a source other than the other Party or its Representatives, which source was itself not bound by a confidentiality agreement with, or other contractual, legal, or fiduciary obligation of confidentiality with respect to that information, or (ii) the furnishing or use of such information is required by proper judicial, administrative, or other legal proceeding, provided that the other Party is promptly notified in writing of such request, unless such notification is not, in the opinion of counsel, permitted by Law. Each Party and its Representatives will hold and maintain all Confidential Information in confidence and will not disclose to any third party or permit any third party access to any Confidential Information or the substance thereof provided that a Party may disclose Confidential Information to such of its Representatives who need to know such information in connection with the transactions contemplated hereby. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

     (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

     8.7 Press Releases. Prior to the Effective Time, New Iberia and Regions shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.8 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, no New Iberia Company nor any Affiliate thereof nor any Representatives retained by any New Iberia Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of New Iberia's Board of Directors as advised in writing by counsel to such Board of Directors, no New Iberia Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but New Iberia may communicate information about such an Acquisition Proposal to its stockholders if and to the extent that it is required to do so in order to comply with its legal obligations. New Iberia shall promptly notify Regions orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. New Iberia shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing subject to legal obligations and fiduciary duties as aforesaid.

     8.9 Accounting and Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a pooling-of-interests for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 State Takeover Laws. Each New Iberia Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of Sections 132 et seq. of the LBCL.

     8.11 Charter Provisions. Each New Iberia Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby or thereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any New Iberia Company or restrict or impair the ability of Regions or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any New Iberia Company that may be directly or indirectly acquired or controlled by it.

     8.12 Agreement of Affiliates. New Iberia will disclose in the New Iberia Disclosure Memorandum each Person whom it reasonably believes is an "affiliate" of New Iberia for purposes of Rule 145 under the 1933 Act. New Iberia shall use its reasonable efforts to cause each such Person to deliver to Regions not later than 30 days prior to the Effective Time a written agreement, substantially in the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of New Iberia Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of Regions Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of Regions and New Iberia have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Shares of Regions Common Stock issued to such affiliates of New Iberia in exchange for shares of New Iberia Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of Regions and New Iberia have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and Regions shall be entitled to place restrictive legends upon certificates for shares of Regions Common Stock issued to affiliates of New Iberia pursuant to this Agreement to enforce the provisions of this Section 8.12). Regions shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of Regions Common Stock by such affiliates.

     8.13 Employee Benefits and Contracts. Following the Effective Time, Regions shall provide generally to officers and employees of the New Iberia Companies, who at or after the Effective Time become employees of a Regions Company, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of Regions Common Stock except as set forth in this Section 8.13), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the Regions Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, (i) service under any qualified defined benefit plans of New Iberia should be treated as service under Regions' qualified defined benefit plans, (ii) service under any qualified defined contribution plans of New Iberia shall be treated as service under

Regions' qualified defined contribution plans, and (iii) service under any other employee benefit plans of New Iberia shall be treated as service under any similar employee benefit plans maintained by Regions. Regions also shall cause New Iberia and its Subsidiaries to honor on terms reasonably agreed upon by the Parties all employment, severance, consulting, and other compensation Contracts disclosed in the New Iberia Disclosure Memorandum to Regions between any New Iberia Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the New Iberia Benefit Plans.

     8.14 Indemnification.

     (a) With respect to any claims made within a period of six years after the Effective Time, Regions shall, and shall cause the Surviving Corporation to, indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of each of the New Iberia Companies (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Louisiana Law and by New Iberia's Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation, provided, however, that the indemnification provided by this Section 8.14(a) shall not apply to any claim against an Indemnified Party if such Indemnified Party knew of the existence of the claim and failed to make a good faith effort to require New Iberia to notify its director and officer liability insurance carrier of the existence of such claim prior to the Effective Time. Without limiting the foregoing, in any case in which approval is required to effectuate any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between Regions and the Indemnified Party.

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a) of this Section 8.14, upon learning of any such Liability or Litigation, shall promptly notify Regions thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Regions or New Iberia shall have the right to assume the defense thereof and Regions shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Regions or New Iberia elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are material substantive issues which raise conflicts of interest between Regions or New Iberia and the Indemnified Parties, each of the Indemnified Parties may retain counsel satisfactory to them, and Regions or New Iberia shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that
(i) Regions shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for each of the Indemnified Parties in any jurisdiction,
(ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such Litigation, and
(iii) Regions shall not be liable for any settlement effected without its prior written consent; and provided further that Regions shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

                                   ARTICLE 9

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Stockholder Approval. The stockholders of New Iberia shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and

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

     shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Regions would not, in its reasonable judgment, have entered into this Agreement.

          (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Regions would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Regions would not, in its reasonable judgment, have entered into this Agreement.

          (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of Regions Common Stock issuable pursuant to the Merger shall have been received.

          (f) Exchange Listing. The shares of Regions Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq NMS subject to official notice of issuance.

          (g) Tax Matters. Each Party shall have received a written opinion of Alston & Bird, special counsel to Regions, in form reasonably satisfactory to the Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and (ii) the exchange in the Merger of New Iberia Common Stock for Regions Common Stock will not give rise to gain or loss to the stockholders of New Iberia with respect to such exchange (except to the extent of any cash received). In rendering such Tax Opinion, such special counsel for Regions shall be entitled to rely upon representations of officers of New Iberia and Regions reasonably satisfactory in form and substance to such counsel.

     9.2 Conditions to Obligations of Regions. The obligations of Regions to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Regions pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of New Iberia set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of New Iberia set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of New Iberia set forth in Sections 5.16, 5.17, and 5.19 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of New Iberia set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.16, 5.17, and 5.19)
     such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on New Iberia; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of New Iberia or to a matter being "known" by New Iberia shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of New Iberia to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. New Iberia shall have delivered to Regions (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officer, to the effect that the conditions of its obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by New Iberia's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Regions and its counsel shall request.

          (d) Opinion of Counsel. Regions shall have received an opinion of Gordon, Arata, McCollam & Duplantis, L.L.P., counsel to New Iberia, dated as of the Effective Time, in form reasonably satisfactory to Regions, as to the matters set forth in Exhibit 3.

          (e) Affiliates Agreements. Regions shall have received from each affiliate of New Iberia the affiliate letter referred to in Section 8.12 of this Agreement.

          (f) Claims Letters. Each of the directors and officers of New Iberia shall have executed and delivered to Regions letters in substantially the form of Exhibit 4 dated as of the Effective Time.

     9.3 Conditions to Obligations of New Iberia. The obligations of New Iberia to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by New Iberia pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of Regions set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Regions set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of Regions set forth in Section 6.10 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Regions set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.10) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Regions; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "Knowledge" of Regions or to a matter being "known" by Regions shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Regions to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          (c) Certificates. Regions shall have delivered to New Iberia (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officer to the effect that the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Regions' Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as New Iberia and its counsel shall request.

          (d) Opinion of Counsel. New Iberia shall have received an opinion of Lange, Simpson, Robinson & Somerville, counsel to Regions, dated as of the Effective Time, in form reasonably acceptable to New Iberia, as to the matters set forth in Exhibit 5.

          (e) Fairness Opinion. New Iberia shall have received a letter from a financial advisor selected by New Iberia dated not more than five days prior to (i) the date of the Proxy Statement and (ii) in the event the Effective Time occurs more than 30 days subsequent to the Stockholders' Meeting, the Effective Time, in each case, to the effect that in the opinion of such firm, the Exchange Ratio is fair to the stockholders of New Iberia from a financial point of view.

                                   ARTICLE 10

                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of New Iberia, this Agreement may be terminated (and shall automatically terminate in the case of Section 10.1(h)) and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the Board of Directors of Regions and the Board of Directors of New Iberia; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of New Iberia and Section 9.3(a) of this Agreement in the case of Regions or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of New Iberia and
     Section 9.3(a) of this Agreement in the case of Regions; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
     Section 9.2(a) of this Agreement in the case of New Iberia and Section 9.3(a) in the case of Regions or in material breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of New Iberia fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the LBCL at the Stockholders' Meeting where the transactions were presented to such stockholders for approval and voted upon; or

          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by December 31, 1997, except that a Party that has breached the obligation to consummate the Closing and has failed to cure such breach may not terminate under this subsection; or

          (f) By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger, other than the conditions in Section 9.2(a) in the case of New Iberia or 9.3(a) in the case of Regions, cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

          (g) By the Board of Directors of Regions, at any time prior to the 45th day after execution of this Agreement without any Liability in the event that the review of the Assets, business, financial condition, results of operations, and prospects of New Iberia undertaken by Regions during such time period or any of the disclosures contained in the New Iberia Disclosure Memorandum causes the Board of Directors of Regions to determine, in its reasonable good faith judgment, that a fact or circumstance exists or is likely to exist or result which materially and adversely impacts one or more of the economic benefits to Regions of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger; or

          (h) Without any action by the Board of Directors of New Iberia, if the Average Closing Price shall be less than $52.912, subject however to the following two sentences. During the five-day period commencing with the Determination Date, Regions shall have the option to elect to increase the Exchange Ratio to equal the quotient obtained by dividing (1) the product of $52.912 and the Exchange Ratio (as then in effect) by (2) the Average Closing Price. If Regions makes an election contemplated by the preceding sentence, it shall give prompt written notice to New Iberia of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 10.1(h) and this Agreement shall remain in effect in accordance with its terms (except as the "Exchange Ratio" shall have been modified), and any reference to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 10.1(h).

     For purposes of this Section 10.1(h), the following terms shall have the meanings indicated:

          "Average Closing Price" shall mean the average of the daily last sales prices of Regions Common Stock as reported on the Nasdaq NMS (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by Regions) for the ten consecutive full trading days in which such shares are traded on the Nasdaq NMS ending at the close of trading on the Determination Date.

          "Determination Date" shall mean the later of (i) the date of the New Iberia Stockholders' Meeting or (ii) the date the Consent of the Federal Reserve to the Merger is received.

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, and neither Party shall have any claim or legal right to redress, whether for breach of contract or otherwise, as a result of a breach of any representation, warranty, covenant, or condition of this Agreement, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Section 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful and knowing breach of a representation, warranty, material covenant, or material agreement giving rise to such termination.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 of this Agreement and Sections 8.12 and 8.14 of this Agreement.

                                   ARTICLE 11

                                 MISCELLANEOUS

     11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

          "Affiliate" of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person.

          "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

          "AMEX" shall mean the American Stock Exchange, Inc.

          "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

          "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

          "Closing" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

          "Closing Date" shall mean the date on which the Closing occurs.

          "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

          "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

          "Default" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

          "DGCL" shall mean the General Corporation Law of Delaware.

          "Effective Time" shall mean the date and time at which the Merger becomes effective as defined in Section 1.3 of this Agreement.

          "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

          "ERISA Affiliate" shall have the meaning provided in Section 5.8 of this Agreement.

          "ERISA Plan" shall have the meaning provided in Section 5.8 of this Agreement.

          "Exchange Agent" shall have the meaning provided in Section 4.1 of this Agreement.

          "Exchange Ratio" shall have the meaning provided in Section 3.1(b) of this Agreement.

          "Exhibits" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

          "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

          "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

          "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

          "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

          "Indemnified Party" shall have the meaning set forth in Section 8.14 of this Agreement.

          "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

          "Knowledge" as used with respect to a Person shall mean the actual knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president of such Person.

          "LBCL" shall mean the Louisiana Business Corporation Law.

          "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any of the Regulatory Authorities.

          "Liability" shall mean any direct or indirect, primary or secondary liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute, or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

          "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property or other Taxes not yet due and payable, (ii) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such Party's Assets, (iii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business, and (iv) Liens that arise by operation of Law with respect to Liabilities that are not delinquent or are being contested in good faith.

          "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative, or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information about a potential claim relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

          "Loan Property" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

          "material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

          "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and savings associations and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, and (d) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

          "Merger" shall mean the merger of New Iberia into and with Regions referred to in Section 1.1 of this Agreement.

          "NASD" shall mean the National Association of Securities Dealers, Inc.

          "Nasdaq NMS" shall mean the National Market Service of Nasdaq or other principal exchange on which Regions Common Stock is listed or quoted at the relevant time.

          "New Iberia Benefit Plans" shall have the meaning set forth in Section
     5.12 of this Agreement.

          "New Iberia Common Stock" shall mean the no par value common stock of New Iberia.

          "New Iberia Companies" shall mean, collectively, New Iberia and all New Iberia Subsidiaries.

          "New Iberia Contracts" shall have the meaning set forth in Section
     5.13.

          "New Iberia Disclosure Memorandum" shall mean the written information entitled "New Iberia Bancorp, Inc. Disclosure Memorandum" delivered within 15 days of the date of this Agreement to Regions describing in reasonable detail the matters contained therein.

          "New Iberia ERISA Plan" shall have the meaning set forth in Section 5.12(a) of this Agreement.

          "New Iberia Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of New Iberia as of September 30, 1996, and as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1996, and for each of the three years ended December 31, 1995, 1994, and 1993, as filed by New Iberia in SEC Documents, and (ii) the consolidated balance sheets of New Iberia (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to September 30, 1996.

          "New Iberia Pension Plan" shall have the meaning set forth in Section 5.12(a) of this Agreement.

          "New Iberia Stock Plans" shall mean the existing stock option and other stock-based compensation plans of New Iberia disclosed in Section
     5.12 of the New Iberia Disclosure Memorandum.

          "New Iberia Subsidiaries" shall mean the Subsidiaries of New Iberia, which shall include the New Iberia Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of New Iberia in the future and owned by New Iberia at the Effective Time.

          "1933 Act" shall mean the Securities Act of 1933, as amended.

          "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          "NYSE" shall mean the New York Stock Exchange, Inc.

          "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

          "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

          "Party" shall mean either New Iberia or Regions, and "Parties" shall mean both New Iberia and Regions.

          "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon any Person or its securities, Assets, or business.

          "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

          "Proxy Statement" shall mean the proxy statement used by New Iberia to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of Regions relating to the issuance of the Regions Common Stock to holders of New Iberia Common Stock.

          "Regions Common Stock" shall mean the $0.625 par value common stock of Regions.

          "Regions Companies" shall mean, collectively, Regions and all Regions Subsidiaries.

          "Regions Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Regions as of September 30, 1996, and the restated consolidated statements of condition (including related notes and schedules, if any) of Regions as of December 31, 1995 and 1994, the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for the nine months ended September 30, 1996 and the related restated statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1995, 1994, and 1993, as filed by Regions in SEC Documents and reflecting the acquisition of First National Bancorp accounted for as a pooling of interests and (ii) the consolidated statements of condition of Regions (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to September 30, 1996.

          "Regions Subsidiaries" shall mean the Subsidiaries of Regions, which shall include any corporation, bank, savings association, or other organization acquired as a Subsidiary of Regions in the future and owned by Regions at the Effective Time.

          "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Regions under the 1933 Act with respect to the shares of Regions Common Stock to be issued to the stockholders of New Iberia in connection with the transactions contemplated by this Agreement and which shall include the Proxy Statement.

          "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, the AMEX, and the SEC.

          "Representatives" means with respect to any Party its directors, officers, employees, agents, advisors, attorneys, accountants, and other representatives.

          "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

          "SEC" shall mean the United States Securities and Exchange Commission.

          "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

          "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

          "Stockholders' Meeting" shall mean the meeting of the stockholders of New Iberia to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments or postponements thereof.

          "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

          "Support Agreement" shall mean the various support agreements, each in substantially the form of Exhibit 1.

          "Surviving Corporation" shall mean Regions as the Surviving Corporation resulting from the Merger.

          "Tax" or "Taxes" shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto.

     Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     11.2 Expenses.

     (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

     (b) Notwithstanding the foregoing, if, after the date of this Agreement and within 12 months following

          (i) any termination of this Agreement

             (1) by Regions pursuant to Section 10.1(c) (but only in the case of a willful breach by New Iberia of a covenant or agreement) or 10.1(f) (but only on the basis of the failure of New Iberia to satisfy the condition enumerated in Section 9.1(a) (but only in the event the Stockholders' Meeting shall have been cancelled prior to the termination of this Agreement or New Iberia's Board of Directors shall have withdrawn or modified in a manner adverse to Regions the recommendation of New Iberia's Board of Directors with respect to the Merger or this Agreement, in each case after it shall have been publicly disclosed that any Person made, or disclosed an intention to make, an Acquisition Proposal) or 9.2(b) (but only in the case of a willful breach by New Iberia of a covenant or agreement) of this Agreement); or

             (2) by either Party pursuant to Section 10.1(d)(ii) (but only in the event New Iberia's Board of Directors shall have withdrawn or modified in a manner adverse to Regions the recommendation of New Iberia's Board of Directors with respect to the Merger or this Agreement after it shall have been publicly disclosed that any Person made, or disclosed an intention to make, an Acquisition Proposal) of this Agreement, or

             (3) by mutual consent of the Parties pursuant to Section 10.1(a) (but only if Regions shall at that time have been entitled to terminate this Agreement pursuant to Section 10.1(c) (but only in the case of a willful breach by New Iberia of a covenant or agreement) or if either Party shall at that time have been entitled to terminate this Agreement pursuant to Section 10.1(d)(ii) (but only in the event New Iberia's Board of Directors shall have withdrawn or modified in a manner adverse to Regions the recommendation of New Iberia's Board of Directors with respect to the Merger or this Agreement after it shall have been publicly disclosed that any Person made, or disclosed an intention to make, an Acquisition Proposal) of this Agreement, or

          (ii) failure to consummate the Merger by reason of any failure of New Iberia to satisfy the conditions enumerated in Section 9.1(a) (but only in the event the Stockholders' Meeting shall have been cancelled prior to the termination of this Agreement or New Iberia's Board of Directors shall have withdrawn or modified in a manner adverse to Regions the recommendation of New Iberia's Board of Directors with respect to the Merger or this Agreement, in each case after it shall have been publicly disclosed that any Person made, or disclosed an intention to make, an Acquisition Proposal), 9.2(b) (but only in the case of a willful breach by New Iberia of a covenant or agreement), or 9.3(d) (but only after it shall have been publicly disclosed that any Person made, or disclosed an intention to make, an Acquisition Proposal) of this Agreement, any third-party shall acquire, merge with, combine with, purchase 25% or more of the Assets of, or engage in any other business combination with, or purchase any equity securities involving an acquisition of 25% or more of the voting stock of, any New Iberia Company, or enter into any binding agreement, letter of intent, memorandum of understanding, or similar instrument to do any of the foregoing (collectively, a "Business Combination"), such third-party that is a party to the Business Combination shall pay to Regions, prior to the earlier of consummation of the Business Combination or execution of any binding agreement, letter of intent, memorandum of understanding, or similar instrument with New Iberia relating to such Business Combination, an amount in cash equal to $2,000,000, for the direct costs and expenses (including, without limitation, fees and expenses of Regions' financial or other consultants, printing costs, investment bankers, accountants, and counsel) incurred by Regions in negotiating and carrying out the transactions contemplated by this Agreement and for the indirect costs and expenses incurred by Regions in connection with the transactions contemplated by this Agreement, including Regions' management time devoted to negotiation and preparation for such transaction. In the event such third-party shall refuse to pay such amounts, the amounts shall be an obligation of New Iberia and shall be paid by New Iberia promptly upon notice to New Iberia by Regions.

     (c) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement.

     11.3 Brokers and Finders. Except as disclosed by New Iberia in the New Iberia Disclosure Memorandum, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by New Iberia or Regions, each of New Iberia and Regions, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the confidentiality agreement between the Parties, which shall remain in effect. Except as contemplated by Articles 3 and 4 of this Agreement and Sections 8.12 and 8.14 of this Agreement, nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, that after any approval by the holders of New Iberia Common Stock, there shall be made no amendment that pursuant to the LBCL requires further approval by such stockholders without the further approval of such stockholders.

     11.6 Waivers.

     (a) Prior to or at the Effective Time, Regions, acting through its Board of Directors, chief executive officer, vice chairman, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by New Iberia, to waive or extend the time for the compliance or fulfillment by New Iberia of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Regions under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Regions except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

     (b) Prior to or at the Effective Time, New Iberia, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Regions, to waive or extend the time for the compliance or fulfillment by Regions of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of New Iberia under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of New Iberia except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

     (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

New Iberia:           The New Iberia Bancorp, Inc.
                      800 South Lewis
                      New Iberia, Louisiana 70560
                      Telecopy Number: (318) 373-1215
                      Attention: Ernest Freyou
                                 President and Chief Executive Officer

Copy to Counsel:      Gordon, Arata, McCollam & Duplantis, L.L.P.
                      201 St. Charles Avenue, 40th Floor
                      New Orleans, Louisiana 70170-1000
                      Telecopy Number: (504) 582-1121
                      Attention: Cathy E. Chessin

Regions:              Regions Financial Corporation
                      417 North 20th Street
                      Birmingham, Alabama 35203
                      Telecopy Number: (205) 326-7571
                      Attention: Richard D. Horsley
                                 Vice Chairman and Executive Financial Officer

Copy to Counsel:      Regions Financial Corporation
                      417 North 20th Street
                      Birmingham, Alabama 35203
                      Telecopy Number: (205) 326-7099
                      Attention: Samuel E. Upchurch, Jr.
                                 General Counsel and Corporate Secretary

     11.9 Governing Law. Except to the extent the laws of the State of Louisiana apply to the Merger, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

     11.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

     11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                                THE NEW IBERIA BANCORP, INC.

              By: /s/ ROBERT F. EPPLEY                                 By: /s/ ERNEST FREYOU
  -------------------------------------------------      -------------------------------------------------
                  Robert F. Eppley                                         Ernest Freyou
                      Secretary                                President and Chief Executive Officer

[CORPORATE SEAL]

                                                       REGIONS FINANCIAL CORPORATION

           By: /s/ SAMUEL E. UPCHURCH, JR.                          By: /s/ RICHARD D. HORSLEY
  -------------------------------------------------      -------------------------------------------------
               Samuel E. Upchurch, Jr.                                  Richard D. Horsley
       General Counsel and Corporate Secretary             Vice Chairman and Executive Financial Officer

[CORPORATE SEAL]

                                LIST OF EXHIBITS

  EXHIBIT NUMBER                           DESCRIPTION
  --------------                           -----------
     1.            Form of Directors' Agreement. (sec. 5.18).
     2.            Form of agreement of affiliates of New Iberia.
                   (sec.sec. 8.12, 9.2(e)).
     3.            Matters as to which Gordon, Arata, McCollam & Duplantis,
                   L.L.P. will opine. (sec. 9.2(d)).
     4.            Form of Claims Letter. (sec. 9.2(f)).
     5.            Matters as to which Lange, Simpson, Robinson & Somerville
                   will opine. (sec. 9.3(d)).

                               [Exhibits Omitted]

                                                                      APPENDIX B


                                 April 22, 1997


Board of Directors
New Iberia Bancorp, Inc.
800 South Lewis Street
New Iberia, Louisiana 70560-4839

Members of the Board:


     You have requested our opinion, as an independent financial analyst to the common shareholders of New Iberia Bancorp, Inc., New Iberia, Louisiana ("New Iberia"), as to the fairness, from a financial point of view, of the terms of the proposed merger of New Iberia with and into Regions Financial Corporation, a regional bank holding company organized and existing under the laws of the state of Delaware ("Regions"). Pursuant to the terms of the Agreement and the proposed Merger, at the effective time of the Merger, except as otherwise described herein, (i) New Iberia will merge with and into Regions, (ii) each outstanding share of the no par value common stock of New Iberia ("New Iberia Common Stock") will be converted into .36 of a share of Regions Common Stock, subject to possible adjustment (the "Exchange Ratio"), and (iii) each holder of New Iberia Common Stock will receive cash in lieu of any remaining fractional share interest.


     As a result of the Merger, the separate existence of New Iberia will cease, and The New Iberia Bank, a wholly owned subsidiary of New Iberia (the "Bank"), will become a wholly owned subsidiary of Regions until combined with Regions Bank of Louisiana, the banking subsidiary of Regions operating in Louisiana.

     The Exchange Ratio is subject to an upward adjustment under certain circumstances if the average of the closing prices of Regions Common Stock over a specified period is less than $52.912. In that event the Agreement would be terminated without any action on the part of the Board of Directors of New Iberia, subject to Regions' ability to avoid termination by determining to adjust the Exchange Ratio upward. In making the determination whether to proceed with the transaction with a higher Exchange Ratio, the principal factors Regions will consider include the projected effect of the Merger on Regions' pro forma earnings per share and whether Regions' assessment of the Bank's earning potential as part of Regions justifies the issuance of a higher number of Regions' shares. If Regions declines to adjust the Exchange Ratio, the Agreement would be terminated and the Merger would not occur.


     As part of its banking analysis business, The US Banking Alliance, Inc. ("USBA") is regularly engaged in the valuation of bank, bank holding company, and thrifts securities in connection with mergers and acquisitions nationwide. Prior to being retained for this assignment, USBA has provided professional services and products to New Iberia. The revenues derived from such services and products are insignificant when compared to the firm's total gross revenues.


     We have acted as financial advisor to New Iberia in connection with the Merger, as described in the proxy statement or prospectus, and are rendering opinions to the Board of Directors of New Iberia.


     In connection with rendering its fairness opinion, USBA, among other things: (i) reviewed the Agreement and New Iberia's draft Proxy Statement for the Merger, provided to USBA on April 4, 1997, in substantially the form to be sent by New Iberia to its shareholders; (ii) reviewed and analyzed certain publicly-available financial statements and other information of New Iberia and Regions, respectively; (iii) reviewed and analyzed certain internal financial statements and other financial and operating data concerning New Iberia, prepared by the management of New Iberia; (iv) discussed the past and current operations and financial condition, and the prospects of New Iberia with the President of New Iberia; (v) reviewed the historical prices and trading volumes of the shares of New Iberia Common Stock; (vi) compared the financial performance of New Iberia and Regions with each other and that of certain other comparable publicly-traded companies; (vii) reviewed the financial terms of business combinations in the commercial banking industry specifically and other industries generally, which USBA deemed generally comparable to the proposed transaction; (viii) considered a number of valuation methodologies; and (ix) performed such other studies and analyses as USBA deemed appropriate to the opinion.



     We have also had discussions with the management of New Iberia regarding its respective financial results and have analyzed the most current financial data available on New Iberia and Regions. We also considered such other information, financial studies, analyses and investigation, and economic and market criteria which we deemed relevant. We have met with the management of New Iberia to discuss the foregoing information with them.



     We have considered certain financial data of New Iberia, and have compared that data with similar data for other banks and bank holdings companies which have recently merged or been acquired; furthermore, we have considered the financial terms of these business combinations involving said banks and bank holding companies.



     We have not independently verified any of the information reviewed by us and have relied on its being complete and accurate in all material respects. In addition, we have not made an independent evaluation of the assets of New Iberia or Regions.



     In reaching our opinion we took into consideration the financial benefits of the proposed transaction to all New Iberia common shareholders. Based on all factors that we deem relevant and assuming the accuracy and completeness of the information and data provided to us by New Iberia and Regions, it is our opinion as of April 22, 1997 that the proposed transaction is fair and equitable to all New Iberia common shareholders from a financial point of view.



     We hereby consent to the reference to our firm in the proxy statement or prospectus related to the merger transaction and to the inclusion of our opinion as an exhibit to the proxy statement or prospectus related to the merger transaction.



                                          Respectfully submitted,



                                          US BANKING ALLIANCE, INC.


                                          ATLANTA, GEORGIA



                                          By:      /s/ STEVEN C. COTTON

                                            ------------------------------------

                                          Steven C. Cotton


                                          Executive Vice President

                                                                      APPENDIX C

              LOUISIANA STATUTES ANNOTATED-REVISED STATUTES 12:131

SEC. 131. RIGHTS OF A SHAREHOLDER DISSENTING FROM CERTAIN CORPORATE ACTIONS

     A. Except as provided in subsection B of this section, if a corporation has, by vote of its shareholders, authorized a sale, lease or exchange of all of its assets, or has, by vote of its shareholders, become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty per cent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent. If a corporation has become a party to a merger pursuant to R.S. 12:112(H), the shareholders of any subsidiaries party to the merger shall have the right to dissent without regard to the proportion of the voting power which approved the merger and despite the fact that the merger was not approved by vote of the shareholders of any of the corporations involved.

     B. The right to dissent provided by this Section shall not exist in the case of:

          (1) A sale pursuant to an order of a court having jurisdiction in the premises.

          (2) A sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale.

          (3) Shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange, unless the articles of the corporation issuing such stock provide otherwise or the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

     C. Except as provided in the last sentence of this subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty per cent of the total voting power, and the merger, consolidation or sale, lease or exchange of assets authorized thereby be effected, the corporation shall promptly thereafter give written notice thereof, by registered mail, to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder's last address on the corporation's records. Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock. Unless the objection, demand and acknowledgment aforesaid be made and delivered by the shareholder within the period above limited, he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken. In the case of a merger pursuant to R.S. 12:112(H), the dissenting shareholder need not file an objection with the corporation nor vote against the merger, but need only file with the corporation, within twenty days after a copy of the merger certificate was mailed to him, a demand in writing for the cash value of his shares as of the day before the certificate was filed with the secretary of state, state in such demand the value demanded and a post office address to which the corporation's reply may be sent, deposit the certificates representing his shares in escrow as hereinabove provided, and deliver to the corporation with his demand the acknowledgment of the escrow bank or trust company as hereinabove prescribed.

     D. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.

     E. In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation's disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder's shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation's statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.

     F. When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the corporation's disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.

     G. If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.

     H. Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Tenth of the Certificate of Incorporation of the Registrant provides:

          "(a) The corporation shall indemnify its officers, directors, employees, and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
     Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."

     Section 145 of the Delaware General Corporation law empowers the Company to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

        "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

        "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

        "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

        "(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

        "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

        "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

        "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

        "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

        "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        "(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

     The Company has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.



ITEM 21.  EXHIBITS.


EXHIBIT
NUMBER                                                     DESCRIPTION
------         --------------------------------------------------------------------------------------------------------
  2.1   --     Agreement and Plan of Merger, dated as of February 13, 1997, by and between The New Iberia Bancorp, Inc. and
               Regions Financial Corporation  -- included as Appendix A to the Proxy Statement/Prospectus.
  4.1   --     Certificate of Incorporation of Regions Financial Corporation -- incorporated by reference from S-4
               Registration Statement of Regions Financial Corporation, file no. 33-54231.
  4.2   --     By-laws of Regions Financial Corporation -- incorporated by reference from S-4 Registration Statement of
               Regions Financial Corporation, file no. 33-54231.
  5.    --     Opinion re: legality.
  8.    --     Opinion re: tax matters.
 23.1   --     Consent of Ernst & Young LLP.
 23.2   --     Consent of Arthur Andersen LLP.
 23.3   --     Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit 5.
 23.4   --     Consent of Alston & Bird -- included in Exhibit 8.
 23.5   --     Consent of U.S. Banking Alliance -- included in Appendix B.
 24.    --     Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement.



ITEM 22.  UNDERTAKINGS.

     A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C.(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     D. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     E. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on this the 22nd day of April, 1997.



                                          REGISTRANT:

                                          REGIONS FINANCIAL CORPORATION

                                               /s/ Richard D. Horsley
                                          BY: --------------------------------
                                                   Richard D. Horsley
                                              Vice Chairman of the Board and
                                               Executive Financial Officer






     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.





      SIGNATURE                        TITLE                                    DATE
-------------------------- ------------------------------                ------------------
*   J. Stanley Mackin
--------------------------  Chairman of the Board and                      April 22, 1997
J. Stanley Mackin           Chief Executive Officer and
                                   Director
/s/ Richard D. Horsley
--------------------------  Vice Chairman of the Board and                 April 22, 1997
Richard D. Horsley          Executive Financial Officer
                                   and Director
*   Robert P. Houston
--------------------------  Executive Vice President and                   April 22, 1997
Robert P. Houston           Comptroller

--------------------------         Director
Sheila S. Blair

*   William B. Boles, Sr.
--------------------------         Director                                April 22, 1997
William B. Boles, Sr.

*   James B. Boone, Jr.
--------------------------         Director                                April 22, 1997
James B. Boone, Jr.

*   Albert P. Brewer
--------------------------         Director                                April 22, 1997
Albert P. Brewer


*   James S.M. French
--------------------------         Director                                April 22, 1997
James S.M. French

*   Catesby ap C. Jones
--------------------------         Director                                April 22, 1997
Catesby ap C. Jones

*   Carl E. Jones, Jr.
--------------------------         President and Chief Operating           April 22, 1997
Carl E. Jones, Jr.                 Officer and Director

*   Olin B. King
--------------------------         Director                                April 22, 1997
Olin B. King

*   Henry E. Simpson
--------------------------         Director                                April 22, 1997
Henry E. Simpson

*   Lee J. Styslinger, Jr.
--------------------------         Director                                April 22, 1997
Lee J. Styslinger, Jr.

*   Robert J. Williams
--------------------------         Director                                April 22, 1997
Robert J. Williams

* By /s/ Richard D. Horsley as attorney-in-fact                            April 22, 1997
pursuant to power of attorney.

                               INDEX TO EXHIBITS




                                                                                                           SEQUENTIALLY
EXHIBIT                                                                                                       NUMBERED
NUMBER                           DESCRIPTION                                                                    PAGE
-------        ------------------------------------------------------------------------------------------  ------------
  2.1   --     Agreement and Plan of Merger, dated as of February 13, 1997, by and between The New Iberia Bancorp, Inc. and
               Regions Financial Corporation  -- included as Appendix A to the Proxy Statement/Prospectus.
  4.1   --     Certificate of Incorporation of Regions Financial Corporation -- incorporated by reference from S-4
               Registration Statement of Regions Financial Corporation, file no. 33-54231.
  4.2   --     By-laws of Regions Financial Corporation -- incorporated by reference from S-4 Registration Statement of
               Regions Financial Corporation, file no. 33-54231.
  5.    --     Opinion re: legality.
  8.    --     Opinion re: tax matters.
 23.1   --     Consent of Ernst & Young LLP.
 23.2   --     Consent of Arthur Andersen LLP.
 23.3   --     Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit 5.
 23.4   --     Consent of Alston & Bird -- included in Exhibit 8.
 23.5   --     Consent of U.S. Banking Alliance -- included in Appendix B.
 24.    --     Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement.